

Winn-Dixie

2008 ANNUAL REPORT

Nothing's better than better.

Not even best. Because best sits still. Best is satisfied, but better is never content. Better is tireless. At Winn-Dixie, better is our guiding philosophy. We're never satisfied with good enough, never satisfied with being better than the next guy. We define success by being better each day than we were the day before. So that no matter how often you shop at your Winn-Dixie, it's a better experience every time.

We believe that this philosophy, practiced day in, day out, will make us a leading neighborhood grocer once again. And our customers are helping with this mission by telling us what we are doing right, pointing out where we can improve, and asking us to do things we've never done before. So if you haven't seen Winn-Dixie lately, we invite you to come take another look. Then give us a call at 866-WINN-DIXIE or drop us an email at Winn-Dixie.com, and let us know how we can be even better.


Winn Dixie
FOOD PHARMACY
Grand Opening


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save
10%!
HEART HEALTHY
HEART HEALTHY



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customer ervic
six & save 10%
ORGANIC
HEART HEALTHY
PRE-CUT VEGGIES
PRE-CUT VEGGIES
PEPPERS
2/1 2/1
2.99


9.99
7.99
2.59
2.59
6.99
7.59

Remodels:

A Better Store

The primary focus of our aggressive store remodel program is to provide our customers with a fresh and local shopping experience each time they visit us. An updated storefront, combined with expanded produce and floral departments, leads the way to wider aisles, warmer lighting, and a more inviting center store.





Neighborhood Marketing:

A Better Approach

Winn-Dixie shoppers are more than just our customers – they are our neighbors. Understanding their needs means having the right mix of products in all of our 521 stores. We strive to offer the products that suit the needs of the many diverse neighborhoods we serve.





Community Outreach:

A Better Neighbor

As a leading neighborhood grocer, we believe it is our responsibility to give back to the communities we serve. From building homes with Habitat for Humanity, to supporting youth sports leagues and worthy organizations benefitting women and children, health, education, and hunger, we are proud to continue our tradition of being a company with a heart.





Associate Training:

A Better Experience

We are focusing on delivering a best-in-class training program that offers our Associates the knowledge and experience necessary to provide the best service possible to our customers. By developing a career path for advancement and growth, we will continue preparing our Associates, and our Company, for a better tomorrow.




PRESTIGE
WINN & LOVETT
SELECTION
Select beans sourced from the finest growing locations around the world
SIGNATURE

Corporate Brands:

A Better Product

Whether it is coffee, brownies, detergent or pet food, our private label products all start with one key ingredient – quality. Under our corporate brands initiative, we have redesigned the packaging and improved the quality of more than 1,500 items in our "good, better, best" program. Our goal is to have a total of 3,000 redesigned products in our stores by the end of fiscal year 2010. Offering shoppers a strong private label program is one of the best ways to build customer loyalty and improve profitability.




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years...
Winn
NAS
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A message from Peter Lynch,
President, CEO and Chairman of the Board

Dear Shareholders:

It is my pleasure to present Winn-Dixie's annual report for fiscal 2008, which was a year of tremendous progress for the Company. We accomplished a great deal during the fiscal year in every area of our operation. Our turnaround plan is tracking very well and our Associates remain focused on executing our strategic initiatives.

During fiscal 2008, we improved our annual sales, gross margins, net income and Adjusted EBITDA, and we ended the year with a very healthy balance sheet. We enter fiscal 2009 as a significantly stronger company positioned for greater success in the years ahead.

I'll begin with the financial highlights of the past fiscal year, which are discussed in detail in the attached form 10-K:

Fiscal 2008 Financial Highlights

- We generated net income of $12.8 million, or $0.24 per share;
- We achieved gross margin of approximately 27.2%, an increase of 30 basis points compared to the prior year;
- We increased identical store sales by approximately 0.9% over 2007; and
- We improved the Company's liquidity position to $657 million, an increase of approximately $64 million from the end of fiscal 2007. We are particularly pleased to have done this while investing approximately $230 million in the future of our business.

The Company's performance during the year can be attributed to the talented management team we have assembled and the continued hard work of our dedicated Associates. I am very proud of what we accomplished in fiscal 2008, and I am confident that we have the right people and strategic plan in place to maximize shareholder value.

Strategic Initiatives

We are on track with our strategy of ensuring that we're fresh and local in every neighborhood we serve. In fiscal 2008, we made significant progress on the initiatives which support that strategy and I have briefly noted some of the highlights below.

Investing In Our Stores

Our store remodel initiative is the centerpiece of our long-term strategy. We believe this initiative will continue to drive increased sales and customer traffic over the long-term, enable us to compete more effectively, and leverage the strength of our brand. To date, we have already remodeled 17.5% of our footprint and we are on schedule to complete roughly half the chain by the end of fiscal 2010.

As of the end of fiscal 2008, our offensive remodeled stores had a weighted average sales lift of 11.5% for the first year of operation after the grand re-opening phase. Our remodels continue to exceed our 10% annual sales lift target, as we fine-tune our product assortment, pricing and merchandising efforts in each store to meet the needs of the communities we serve.

As the remodel program moves forward, we will have an increasingly strong store base from which to compete, leverage the strength of our brand, and increase sales per square foot.

We are also committed to improving the conditions of those stores not slated for remodel in the near-term. We are making enhancements through operational efficiencies, better merchandising and cosmetic improvements that are less capital intensive than a full-scale remodel.

Neighborhood Merchandising and Marketing

In fiscal 2008, we continued to implement our neighborhood merchandising and marketing initiative. This initiative was designed to ensure that each store meets the unique needs of the community it serves. In fiscal 2008, we opened the doors of remodeled locations that showcased each of our five targeted formats: Hispanic, Urban, Affluent, Kosher and Resort. These neighborhood-specific strategies are being well received by our customers, and we look forward to continuing to use these five formats in more stores.

Corporate Brands

Our corporate brands initiative was another top priority for Winn-Dixie in 2008 and will remain a priority for the next few years. Private label products have increasingly become a favored option among shoppers looking to trim their grocery budgets without having to sacrifice the quality of the items in their baskets.

We have created a three-tier "good, better, best" program that provides better value and caters to our different customers and their varying needs. We have redesigned the packaging, and in many cases, upgraded the quality and expanded the selection of items within each tier. By the end of fiscal 2008, we had approximately 1,500 private label products with redesigned packaging on the shelf, which surpassed our original goal by 500.

During fiscal 2008, our penetration rate for private label products improved to 20.6% in the categories we measure, an increase of 150 basis points from fiscal 2007. Our plan is to have a total of 3,000 private label products with redesigned packaging on the shelf by the end of fiscal 2010.

Looking Ahead

Despite the current economic climate, looking ahead, we see near-term opportunities to improve profitability by focusing on growing profitable sales and keeping a tight control on operating expenses. In the longer term, we will continue to pursue sustainable sales growth through the initiatives described above.

In closing, I would like to thank our more than 50,000 Winn-Dixie Associates for their hard work and dedication, which is critical to our continued success. I also want to thank our business partners and investors for their support and loyalty.

Sincerely,

Peter Lynch







Winn-Dixie

Board of Directors

Peter L. Lynch
Chairman

Gregory P. Josefowicz
Lead Director
Audit Committee

Evelyn V. Follit
Audit Committee

Charles P. Garcia
Nominating & Corporate Governance Committee
Audit Committee

Jeffrey C. Girard
Audit Committee Chair

Yvonne R. Jackson
Compensation Committee Chair

James P. Olson
Nominating & Corporate Governance Committee
Compensation Committee

Terry Peets
Nominating & Corporate Governance Committee Chair
Compensation Committee

Richard E. Rivera
Compensation Committee

Senior Management Team

Peter L. Lynch
President & CEO

Larry Appel
Senior Vice President & General Counsel

Anthony Austin
Senior Vice President of Human Resources

Frank Eckstein
Senior Vice President of Retail Operations

Dave Henry
Senior Vice President of Marketing

Bennett Nussbaum
Senior Vice President
Chief Financial Officer

Dan Portnoy
Senior Vice President
Chief Merchandising & Marketing Officer

Phil Pichulo
Group Vice President of Development

Chris Scott
Group Vice President of Logistics

Mark Sellers
Group Vice President of Operations

Charlie Weston
Group Vice President of Information Technology

Regional Management

Dan Lafever
Regional Vice President, Orlando Region

Joey Medina
Regional Vice President, New Orleans Region

Randy Rambo
Regional Vice President, Miami Region

Mark Sellers
Regional Vice President, Jacksonville Region

United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended June 25, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____________ to _____________

Commission File Number 1-3657

WINN-DIXIE STORES, INC.

(Exact name of registrant as specified in its charter)

Florida	**59-0514290**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
5050 Edgewood Court, Jacksonville, Florida	**32254-3699**
(Address of principal executive offices)	**(Zip Code)**

(904) 783-5000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

Title of each class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [] No [✓]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [] No [✓]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [✓] No []

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "accelerated filer" "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [✓] Accelerated filer [] Non-accelerated filer [] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [] No [✓]

The aggregate market value of the common stock held by non-affiliates of the registrant on January 9, 2008, was approximately $802.3 million.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [✓] No []

As of August 11, 2008, 54,224,960 shares of Winn-Dixie Stores, Inc. common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the registrant's Proxy Statement for the 2008 Annual Meeting of Shareholders are incorporated by reference in Part III hereof.

WINN DIXIE STORES, INC.
ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JUNE 25, 2008
TABLE OF CONTENTS

PART I

The following should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in Item 8 of this Annual Report on Form 10-K. Unless specified to the contrary, all information herein is reported as of June 25, 2008, which was the end of our most recently completed fiscal year.

As a result of the application of fresh-start reporting as discussed below, the Company's financial statements for periods prior to November 15, 2006, are not comparable to its financial statements for periods on or after November 15, 2006. References to the "Successor" refer to Winn-Dixie on or after November 15, 2006, after application of fresh-start reporting. References to the "Predecessor" refer to Winn-Dixie prior to November 15, 2006. References such as the "Company," "we," "our" and "us" refer to Winn-Dixie Stores, Inc. and its consolidated subsidiaries, whether Predecessor and/or Successor, as appropriate.

Forward-Looking Statements

Certain statements made in this report, and other written or oral statements made by us or on our behalf, may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and our future performance, as well as management's expectations, beliefs, plans, estimates or projections related to the future, are forward-looking statements within the meaning of these laws. These forward-looking statements include and may be indicated by words or phrases such as "anticipate," "estimate," "plans," "expects," "projects," "should," "will," "believes" or "intends" and similar words and phrases.

All forward-looking statements, as well as our business and strategic initiatives, are subject to certain risks and uncertainties that could cause actual results to differ materially from expected results. Management believes that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Additional information concerning the risks and uncertainties that you may wish to consider are described in "Item 1A: Risk Factors" of this Annual Report on Form 10-K and elsewhere in our filings with the Securities and Exchange Commission (the "SEC"). A number of factors, many of which are described in "Item 1A: Risk Factors" could cause our actual results to differ materially from the expected results described in our forward-looking statements.

ITEM 1: BUSINESS

General

Founded in 1925, Winn-Dixie Stores, Inc. is a major food retailer operating primarily under the "Winn-Dixie" banner. As of June 25, 2008, we operated 521 stores in five states in the southeastern United States.

We generate revenues and cash as we sell products to customers in our stores. We earn a profit by selling these products at price levels in excess of our costs, which include procurement, distribution, occupancy and overhead expenses. Our operations are within one reportable segment. The Consolidated Financial Statements set forth in Item 8 below present our results of operations, financial position and cash flows.

On November 21, 2006, we emerged from bankruptcy protection. See "Proceedings Under Chapter 11 of the Bankruptcy Code" below for further information.

Proceedings Under Chapter 11 of the Bankruptcy Code

Emergence from Bankruptcy Protection: On February 21, 2005 (the "Petition Date"), Winn-Dixie Stores, Inc. and 23 then-existing direct and indirect wholly-owned subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11" or the "Bankruptcy Code") in the United States Bankruptcy Court (the "Court"). Two of the then-existing wholly-owned subsidiaries of Winn-Dixie Stores, Inc. (collectively with the Debtors, the "Company" or "Winn-Dixie") did not file petitions under Chapter 11. On November 9, 2006, the Court entered its order confirming the Debtors' modified plan of reorganization (the "Plan" or the "Plan of Reorganization"; see Item 15, Exhibits 2.1 and 2.2). Although certain objecting parties appealed the confirmation order, they did not seek a stay of the order. In the absence of a stay, the Debtors were free to implement the Plan notwithstanding the pendency of the appeals. The Plan became effective and the Debtors emerged from bankruptcy protection on November 21, 2006 (the "Effective Date"). The appeals remain pending.

Fresh-Start Reporting: Upon emergence from bankruptcy protection, we adopted the "fresh-start reporting" provisions of the American Institute of Certified Public Accountants' Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), effective November 15, 2006, which was the end of our immediately preceding accounting period. Under fresh-start reporting, a new reporting entity was deemed to have been created, and all assets and liabilities were revalued to their fair values, which resulted in material adjustments to the historical carrying amount of reorganized assets and liabilities (see Item 8, Note 1 for further information). Accordingly, our financial statements for periods prior to November 15, 2006, are not comparable to our financial statements for periods on or after November 15, 2006.

Discharge and Treatment of Claims and Interests: As of the Effective Date, the Debtors were discharged and released from all claims and interests in accordance with the provisions of the Plan. The Plan provided for payment in full in cash, satisfaction on deferred payment terms or reinstatement of allowed administrative, priority and secured claims, and the distribution of shares of new Winn-Dixie common stock in satisfaction of allowed unsecured claims. During the course of the Chapter 11 proceedings, we successfully reached settlements with most of our creditors and resolved most pending claims against the Debtors. However, the claims resolution process continues for certain claims. For details, see Item 8, Note 1.

Under the Plan, 400 million shares of new common stock were authorized under the amended and restated articles of incorporation of Winn-Dixie Stores, Inc. Pursuant to the terms of the Plan, 54 million shares of new common stock were issued to the Company's disbursing agent for distribution to unsecured creditors. All such shares were issued without registration under the Securities Act of 1933, as amended, or state securities laws, in reliance on Section 1145 of the Bankruptcy Code. The Successor's common stock trades on The NASDAQ Stock Market ("NASDAQ") under the symbol "WINN."

Pursuant to the Plan, on the Effective Date, all shares of the Predecessor's common stock were canceled and no distribution was made to holders thereof.

Exit Financing: On the Effective Date, we closed on a $725.0 million senior secured revolving credit facility (the "Credit Agreement"). See Item 7, "—Liquidity and Capital Resources," below for further discussion of the Credit Agreement.

Stores

The following chart identifies each of our markets by state and retail market area, the number of stores in each market area and the banners under which they operate as of June 25, 2008. We operate our grocery warehouse stores under the "SaveRite" banner.

		Total	Winn-Dixie	SaveRite
Florida		**357**	**349**	**8**
	Orlando / Daytona	79	75	4
	Miami / Fort Lauderdale	77	77	-
	Tampa /St. Petersburg	61	60	1
	Jacksonville	49	46	3
	West Palm Beach / Fort Pierce	36	36	-
	Mobile / Pensacola	14	14	-
	Fort Myers / Naples	16	16	-
	Tallahassee	10	10	-
	Panama City	10	10	-
	Gainesville	5	5	-
Alabama		**73**	**73**	**-**
	Birmingham	27	27	-
	Mobile / Pensacola	20	20	-
	Montgomery	16	16	-
	Other	10	10	-
Georgia		**23**	**23**	**-**
	Albany	6	6	-
	Other	17	17	-
Louisiana		**52**	**52**	**-**
	New Orleans	33	33	-
	Baton Rouge	11	11	-
	Lafayette	8	8	-
Mississippi		**16**	**13**	**3**
	Biloxi / Gulfport	6	6	-
	Other	10	7	3
Total stores as of June 25, 2008		**521**	**510**	**11**

The following chart provides selected information related to our stores for the last five fiscal years:

	2008	2007	2006	2005	2004
Opened during fiscal year	2	2	-	3	11
Closed or sold during fiscal year	1	21	374	139	35
In operation at fiscal year-end	521	520	539	913	1,049
Year-end average store square footage (in thousands)	46.7	46.8	46.3	45.2	44.6

Merchandising

Substantially all of our stores offer grocery, meat, seafood, produce, deli, bakery, floral, health and beauty, and other general merchandise items. We had 404 pharmacies, 63 liquor stores and 5 fuel centers at our stores as of June 25, 2008.

We offer national brands as well as many of our own private-label products. These products are delivered from our distribution centers or directly to stores from manufacturers and wholesalers.

Competition

We face competition from both traditional grocery stores and non-traditional grocery retailers such as mass merchandisers, super-centers, warehouse club stores, dollar-discount stores, drug stores, convenience stores, and restaurants. We compete based on price, product quality, variety, location, service, convenience, and store condition. The number and type of competitors varies by location, as does our competitive position across our markets.

Suppliers and Raw Materials Sources

We receive the products sold in our stores from a number of sources. We are not dependent on a single or relatively few suppliers. We believe that the products we sell are available in sufficient quantities to meet customer demand adequately. As with any supermarket, many brands have high consumer recognition. Though we may be able to find alternate suppliers for a particular type of product, we would likely experience negative customer response if we were unable to supply a particular brand of product.

We are not dependent upon a single or relatively few suppliers for raw materials we use in our manufacturing operation.

Trademarks

We actively enforce and defend our rights related to our intellectual property portfolio. In addition to the Winn-Dixie trademark, we own approximately 80 other trademarks that are registered or pending as applications in the United States Patent and Trademark Office.

Seasonality

Due to the influx of winter residents to the Southeast, particularly Florida, and increased purchases of food items for the holidays that occur from November through April, our sales are typically higher during these months as compared to the rest of the year.

Working Capital

As of June 25, 2008, working capital was comprised of $979.4 million of current assets and $665.3 million of current liabilities. Normal operating fluctuations in these substantial balances can result in changes to cash flows from operating activities as presented in the Consolidated Statements of Cash Flows that are not necessarily indicative of long-term operating trends. There are no unusual industry practices or requirements related to working capital items.

Environmental Matters

We are subject to federal, state and local environmental laws that apply to store operations, property ownership and property development. We may be subject to certain environmental regulations regardless of whether we lease or own stores or land, or whether environmental conditions were created by the owner, a prior tenant or us. We believe that compliance with such laws and regulations has not had a material effect on our capital expenditures, operating results or competitive position.

Employees

As of June 25, 2008, we employed approximately 50,000 associates, of whom approximately 55% were employed on a part-time basis. None of our associates is covered by a collective bargaining agreement.

Additional Information

We are a Florida corporation, headquartered at 5050 Edgewood Court, Jacksonville, Florida 32254-3699. Our telephone number is 904-783-5000.

Our web site, www.winn-dixie.com, provides additional information about our Company. There you can obtain, free of charge, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all of our other filings with the SEC, including amendments thereto. You can also obtain copies of all of our recent press releases. Our web site also contains important information about our corporate governance practices, including our Code of Conduct, information on the members of our Board of Directors, our Governance Principles and our Board Committee Charters. The information on our web site is not part of and is not incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A: RISK FACTORS

Our business and strategic initiatives are subject to certain risks and uncertainties that could cause actual results to differ materially from expected results. Additional information concerning the risks and uncertainties listed below, and other factors that you may wish to consider, are contained elsewhere in our filings with the SEC.

Failure to sustain the store remodel initiative and maintain post-remodel execution of our strategic initiatives could adversely affect our financial condition and results of operations.

Our remodel program, which incorporates our neighborhood marketing and corporate brands strategic initiatives, is the cornerstone to the success of our multi-year turnaround plan. We believe the remodels are necessary to enhance our brand image and improve our merchandising mix, customer count trend, sales and profitability. In fiscal 2007, we began the initiative to remodel substantially all of our stores. While the initiative is still at an early stage of implementation, we are encouraged by our results. We must continue to successfully execute our strategic initiatives in remodeled stores. Failure to do so would have a significant negative impact on our business.

Based on our remodel activity thus far, it will take several years for us to complete the remodel initiative. Stores in need of remodeling are at risk of sales erosion, particularly when they compete with newer or better-maintained competitor facilities. If the remodels do not stay within the time and financial budgets we have forecasted, our future financial condition and results of operations could be materially adversely affected.

In the current inflationary environment if we cannot pass on rising product and energy costs while maintaining gross margin rates, our results of operations would be adversely affected.

We have experienced, and continue to experience, rising product costs and energy inflation. Our ability to pass on these rising costs is constrained by increased price competition by our competitors. This could force us to reduce prices and/or increase promotional activity, which would negatively affect our gross margins.

In addition, increased fuel prices and other general economic conditions may lead to a reduction in consumer spending, which would negatively affect our sales growth.

To achieve levels of profitability consistent with most of our industry peers will require us to significantly increase our average sales-per-store.

Our sales-per-store are significantly less than that of our competitors. Because many operating costs -- such as rent, utilities and minimum labor staffing levels -- are largely fixed, low levels of sales productivity negatively impact profitability. To achieve levels of profitability consistent with most of our industry peers will require us to increase our average sales-per-store, while maintaining or improving gross margin rates.

Our recent sales increases have resulted from increasing basket size, which offset a declining transaction count. To improve transaction count, we believe we must enhance our brand image through implementation of our strategic initiatives, which include store remodel, neighborhood marketing, and corporate brands. These initiatives, in particular the remodel program, are multi-year initiatives. There can be no assurance that we can implement these initiatives successfully or that they will be effective in attracting new customers into our stores and ultimately improving our transaction counts and sales-per-store.

We operate in a highly competitive industry and actions taken by our competitors can negatively impact our results of operations.

We face competition from both traditional grocery stores and non-traditional grocery retailers such as mass merchandisers, super-centers, warehouse club stores, dollar-discount stores, drug stores, convenience stores, and restaurants. Actions of our competitors can negatively impact our business, particularly competitor investments in their store base and increased competitor promotional activity. Over the past several years, we have experienced a significant number of competitor store openings in our operating regions.

Pricing is a significant driver of consumer choice in our industry and we regularly engage in price competition, particularly through our promotional programs. To the extent that our competitors lower prices, through increased promotional activity or otherwise, our ability to maintain gross margins and sales levels may be negatively impacted. Several of our primary competitors are larger than we are, have greater financial resources available to them and, therefore, may be able to devote greater resources to invest in pricing and promotional programs.

There can be no assurance that increased competitor activity will not negatively impact our business or that we will have sufficient resources to respond to competitor investments in their store base and pricing and promotional programs.

If we do not maintain the security of customer-related information, we could damage our reputation with customers, incur substantial additional costs and become subject to litigation.

As with most retailers, we receive certain personal information about our customers. A compromise of our security systems that results in customer personal information being obtained by unauthorized persons could require that we expend significant additional resources related to our information security systems. Such a security breach could also adversely affect our reputation with our customers and others, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties.

Food safety issues could negatively impact our brand image, operations and financial results.

We could be adversely affected if consumers lose confidence in the safety and quality of certain food products. Adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying our products or cause production and delivery disruptions. The real or perceived sale of contaminated food products by us could result in product liability claims and a loss of consumer confidence, which could have a significant negative effect on our results of operations.

Unsuccessful implementation of new information technology or related changes in business processes could limit our ability to operate efficiently and compete effectively.

We are generally dependent on large, complex information technology systems for many of our core business processes. During fiscal 2008, we implemented new information technology software to support our retail pricing policies and practices. The software is designed to allow for improved retail pricing decisions based on several data inputs and attributes. We will begin implementing those new policies and practices in fiscal 2009. Unsuccessful implementation of this software or of the related changes in our retail pricing policies and practices could have an adverse effect on our gross margins.

Failure to attract, train and retain qualified associates could adversely affect our ability to carry out strategic initiatives and ultimately impact our financial performance.

The retail food industry is labor intensive. Our ability to meet our labor needs, while controlling wage and labor related costs, is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force of the markets in which we are located, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation.

We must identify and develop talent to ensure that we can execute our strategic initiatives, which include store remodel, neighborhood marketing, and corporate brands. Failure to do so could adversely affect our results of operations.

The concentration of our locations in the southeast increases our vulnerability to severe storm damage, which could adversely affect our operations and financial results.

Our operations are concentrated in Florida and in other states along the Gulf of Mexico and the Atlantic Ocean, which increases the likelihood of being negatively affected by hurricanes and windstorm activity. Specific risks that we face include the following:

- while we have targeted placement of generators in stores we believe are most likely to be impacted by hurricanes, we have not implemented a comprehensive program to place generators in every store;
- we have named windstorm insurance limits of $150 million per occurrence in excess of a $10 million named windstorm deductible per occurrence;
- our ability to collect on insurance coverage, which is subject to the solvency of our insurance carriers, their approval of our claims and the timing of claims processing and payment;

- our ability to fund losses of inventory and other costs in advance of receipt of insurance payments;
- our ability to re-open stores that may close as a result of damage to the store and/or the operating area; and
- our ability to continue to distribute products to stores.

Our net operating loss carryforwards may be limited.

We currently have a material amount of net operating loss carry forwards ("NOLs") for federal income tax purposes that will begin to expire in fiscal 2025. If we were to undergo a subsequent change of ownership within the meaning of Section 382 of the Internal Revenue Code (the "IRC"), our ability to utilize our federal NOLs could be further limited or eliminated entirely.

To avoid a potential adverse effect on our ability to utilize our NOLs for federal income tax purposes, we amended our Articles of Incorporation to include certain restrictions on the transfer of our stock that may apply in certain circumstances through November 2008. While the purpose of these transfer restrictions is to prevent a subsequent change of ownership within the meaning of Section 382 of the IRC from occurring, no assurance can be given that such an ownership change will not occur, in which case the availability of our NOLs and other federal income tax attributes would be significantly limited or eliminated entirely.

Variability in self-insurance liability estimates could significantly impact our financial results.

We self-insure for workers' compensation, general liability, business interruptions, automobile liability, property losses and employee medical coverage up to a set retention level, beyond which we maintain excess insurance coverage. Liabilities are determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. Our accruals for insurance reserves reflect certain actuarial assumptions and management judgments, which are subject to a high degree of variability. The variability is caused by factors external to us such as:

- historical claims experience;
- medical inflation;
- legislative changes to benefit levels;
- jury verdicts; and
- claim settlement patterns

Any significant variation in these factors could cause a material change to our reserves for self-insurance liabilities as well as earnings.

Litigation or legal proceedings could expose us to significant liabilities and thus negatively affect our financial results.

We are party to various litigation claims and legal proceedings, including personnel and employment issues, personal injury, and other claims and proceedings arising in the ordinary course of business. We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses.

Based on these assessments and estimates, if any, we establish reserves and/or disclose the relevant litigation claims or legal proceedings as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates, which could adversely affect our results of operations and financial condition.

Changes in laws and other regulations affecting our industry could increase our compliance costs.

We are subject to numerous federal, state and local laws and regulations affecting food manufacturing, distribution, retailing, accounting standards and taxation requirements. Any changes in these laws or regulations could significantly increase our compliance costs and adversely affect our results of operations, financial condition and liquidity.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 2: PROPERTIES

Our corporate headquarters are located in Jacksonville, Florida. Our stores are located in the southeastern United States, as further detailed in Item 1. We believe that all of our properties are in adequate condition for their intended use. We lease substantially all of our facilities. Each lease provides for a minimum annual rent, while certain store leases also require contingent rental payments if sales volumes exceed specified amounts.

The following table details the properties utilized in our operations as of June 25, 2008:

	Owned	Leased	Total
Retail Stores	8	513	521
Manufacturing Operations	-	1	1
Distribution Centers	1	5	6
Corporate Headquarters	-	1	1
Total	9	520	529

A more detailed description of our leasing arrangements appears in Item 8, Note 14.

ITEM 3: LEGAL PROCEEDINGS

See Note 18 to the Consolidated Financial Statements included in Item 8 of this Report for a discussion of legal proceedings.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Winn-Dixie's common stock is currently traded on NASDAQ under the symbol WINN. The shares were listed for trading on NASDAQ on December 21, 2006. From our emergence from bankruptcy on November 21, 2006, until December 21, 2006, the shares traded on NASDAQ on a "when-issued" basis. The number of holders of record of our common stock as of August 11, 2008, was 1,405. Approximately 82% of our outstanding common stock is held in "street name" by depositories or nominees on behalf of beneficial holders.

We did not pay dividends during fiscal 2008 or fiscal 2007. Under the terms of our Credit Agreement, we are restricted substantially from paying dividends.

The following table shows the high and low closing prices of the Company's common stock for each fiscal quarter subsequent to our emergence from bankruptcy:

		High	Low
Fiscal 2007:			
Second Quarter, subsequent to November 21, 2006	$	15.99	10.95
Third Quarter	$	19.58	13.19
Fourth Quarter	$	32.14	17.35
Fiscal 2008:			
First Quarter	$	30.99	18.97
Second Quarter	$	23.64	15.11
Third Quarter	$	18.51	14.82
Fourth Quarter	$	18.68	15.50

We did not repurchase any of our equity securities during the fourth quarter of fiscal 2008.

The following graph shows the cumulative total shareholder return for the Company's common stock during the period from November 22, 2006, to June 25, 2008. Five-year historical data is not presented because the Predecessor's stock was cancelled upon our emergence from Chapter 11.

The graph also shows the cumulative returns of the Standard & Poor's 500 Index and a peer group of food retailers, comprised of: Supervalu Inc., The Kroger Co., Safeway Inc., and The Great Atlantic & Pacific Tea Company, Inc. The comparison assumes $100 was invested on November 22, 2006 (the date WINN began trading on NASDAQ), in the Company's common stock and in each of the indices shown and assumes that all dividends paid were reinvested.


Comparison of 7 Quarter Cumulative Total Return
Assumes Initial Investment of $100
June 2008
300.00
250.00
200.00
150.00
100.00
50.00
0.00
11/22/06
1/10/07
4/4/07
6/27/07
9/19/07
1/9/08
4/2/08
6/25/08
Winn-Dixie Stores Inc.
S&P 500 Index - Total Return
Peer Group

ITEM 6: SELECTED FINANCIAL DATA

We derived the financial data below from our audited Consolidated Financial Statements included in Item 8 of this report and from our previously issued audited consolidated financial statements. We reclassified all necessary data to reflect discontinued operations, as described in Note 15 of the Consolidated Financial Statements. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements, included in Item 7 and Item 8, respectively, of this report. As a result of the application of fresh-start reporting in accordance with SOP 90-7, the Company's consolidated financial statements for periods prior to November 15, 2006 are not comparable to its consolidated financial statements for periods on or after November 15, 2006.

In millions, except per share data		Successor		Predecessor			
		Fiscal	32 weeks ended June	20 weeks ended Nov.	Fiscal		
		2008	27, 2007	15, 2006	2006	2005	2004 [1]
Results of continuing operations:							
Net sales	$	7,281	4,524	2,677	7,133	6,945	7,305
Gross profit	$	1,984	1,229	707	1,851	1,813	1,985
Other operating and administrative expenses	$	1,960	1,188	776	1,991	1,929	1,966
Impairment and restructuring charges, net	$	1	-	22	7	190	22
Income (loss) before reorganization items and income taxes	$	26	45	(97)	(159)	(339)	(17)
Reorganization items, net gain	$	-	-	(334)	(251)	(148)	-
Income (loss) from continuing operations	$	13	28	252	102	(381)	(8)
Net income (loss) per share from continuing operations:							
Basic	$	0.24	0.53	1.78	0.72	(2.70)	(0.05)
Diluted	$	0.24	0.53	1.78	0.72	(2.70)	(0.05)
Cash dividends per share:	$	-	-	-	-	-	0.15

		Successor		Predecessor			
		Fiscal	32 weeks ended June	20 weeks ended Nov.	Fiscal		
Financial data as of fiscal period end:		2008	27, 2007	15, 2006	2006	2005	2004 [1]
Capital expenditures	$	218	69	24	31	111	204
Working capital [2]	$	314	441	433	421	810	412
Total assets	$	1,776	1,699	1,719	1,608	1,987	2,619
Liabilities subject to compromise	$	-	-	-	1,118	1,111	-
Long-term debt [2]	$	-	-	-	-	245	301
Capital lease obligations - long term	$	18	19	9	5	11	13
Shareholders' equity (deficit)	$	826	797	759	(282)	59	917

[1] Fiscal 2004 was comprised of 53 weeks.

[2] For fiscal 2006 and fiscal 2005, working capital and long-term debt excluded liabilities subject to compromise. Long-term debt included long-term borrowings under the DIP Credit Facility.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements and statements of our business strategies, all of which are subject to certain risks. Item 7 should be read in conjunction with the information contained in "Forward-Looking Statements" at the beginning of this report and with the Consolidated Financial Statements and Notes thereto included in Item 8. When multiple factors are provided as the explanation for business results, we quantify the approximate effect of each factor to the extent that it is practical for us to do so.

PROCEEDINGS UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

On November 21, 2006, Winn-Dixie Stores, Inc., and 23 of our then-existing subsidiaries emerged from bankruptcy protection. For further discussion of the Chapter 11 cases see "Item 1: Business – Proceedings Under Chapter 11 of the Bankruptcy Code" above.

FINANCIAL RESULTS OF THE PREDECESSOR AND SUCCESSOR

As a result of the application of fresh-start reporting in accordance with SOP 90-7, the Company's financial statements for periods prior to November 15, 2006, are not comparable to its financial statements for periods on or after November 15, 2006. References to the "Successor" refer to Winn-Dixie on or after November 15, 2006, after application of fresh-start reporting. References to the "Predecessor" refer to Winn-Dixie prior to November 15, 2006. References such as the "Company," "we," "our" and "us" refer to Winn-Dixie Stores, Inc. and its consolidated subsidiaries, whether Predecessor and/or Successor, as appropriate. See Item 8, Note 1 for further information.

Management's discussion and analysis combines financial information of the Predecessor (20 weeks ended November 15, 2006) and Successor (32 weeks ended June 27, 2007) for fiscal 2007, to facilitate the fiscal year-to-date discussion for net sales and gross profit on sales since net sales and gross profit as a percentage of sales were not impacted by fresh-start reporting. This combination does not give pro forma effect to the Predecessor's results as if the consummation of the Plan and related fresh-start reporting and other adjustments had occurred at the beginning of the period presented. This combination is not in accordance with U.S. generally accepted accounting principles. However, we believe that for purposes of discussion and analysis in this Form 10-K, the combined net sales and gross profit on sales is useful for management and investors to assess the Company's on-going financial and operational performance and trends. All financial information other than net sales and gross profit on sales in the management's discussion and analysis distinguishes between the historical results of the Predecessor and Successor.

OVERVIEW

Summary

We made progress in our multi-year turnaround plan during fiscal 2008, including progress in our remodel program, achievement of a positive year on year identical sales increase and management of pricing and promotional programs that improved gross margins. We are on target with our remodel program, which was funded during fiscal 2008 by cash flow from operations and working capital improvements. Our identical store sales increase for fiscal 2008 was 0.9% as compared to fiscal 2007 resulting from an increase in basket size of 3.1% offset by a decline in transaction count of 2.2%. Identical store sales were positively impacted by food price inflation partially offset by competitive factors and a mix shift in pharmacy to more generics. Gross margin improved by 30 basis points as compared to fiscal 2007, related to promotional spending. Comparable operating and administrative expenses (those not impacted by fresh start accounting adjustments in fiscal 2007) were relatively flat as compared to the prior year.

RESULTS OF OPERATIONS

Continuing Operations

Fiscal year ended June 25, 2008 ("fiscal 2008"), and fiscal year ended June 27, 2007 ("fiscal 2007") consisting of 32 weeks ended June 27, 2007, and 20 weeks ended November 15, 2006

Net Sales. Net sales were not impacted by fresh-start reporting; therefore, for fiscal 2007, the Predecessor (20 weeks ended November 15, 2006) and Successor (32 weeks ended June 27, 2007) sales were combined to facilitate the net sales discussion.

Net sales were $7.3 billion for fiscal 2008, an increase of $80.3 million or 1.1%, as compared to fiscal 2007. Net sales primarily related to grocery and supermarket items. In aggregate, pharmacy, fuel and floral department sales comprised approximately 10% of net sales in both fiscal 2008 and fiscal 2007.

We define identical store sales as sales from continuing operations stores, including stores that we remodeled or enlarged during the year and excluding stores that opened or closed during the year. Identical store sales increased 0.9% for fiscal 2008 as compared to fiscal 2007.

The increase in our identical store sales for fiscal 2008 as compared to fiscal 2007 was the result of an increase in basket size (average sales per customer visit on identical store sales) of 3.1%, offset by a decrease in transaction count (number of customer visits on identical store sales) of 2.2%.

We believe inflation was the largest contributor to the increase in our basket size and our identical store sales increase. Other factors that impacted our identical store sales include, but are not limited to, competitive activity and other general market factors; a sales mix shift from brand name pharmaceutical products to generic; and sales increases related to our remodeled stores.

The percentage of generic pharmaceutical products sold vs. branded products was higher than comparable periods in the prior fiscal year resulting in a negative impact on identical sales of approximately 90 basis points. The mix shift had a positive impact on gross profit on sales as generics provided a larger gross profit than name brands.

Other factors that negatively impacted identical store sales include competitive activity, especially new competitor store openings, and performance of non-remodeled stores. We believe our remodel program is necessary to address these issues. We consider competitive activity as we determine the schedule of stores to be remodeled.

Gross Profit on Sales. Gross profit as a percentage of sales was not impacted by fresh-start reporting; therefore, for fiscal 2007, the Predecessor (20 weeks ended November 15, 2006) and Successor (32 weeks ended June 27, 2007) were combined to facilitate the gross profit on sales discussion.

Gross profit on sales increased $47.2 million for fiscal 2008 as compared to fiscal 2007. As a percentage of net sales, gross margin was 27.2% and 26.9% for fiscal 2008 and fiscal 2007, respectively.

The gross margin improvement was attributable primarily to more effective management of promotional spending (30 basis points) and operational improvements that reduced inventory shrink (20 basis points). These improvements of 50 basis points were offset partially by an increase in the LIFO charge (20 basis points) due primarily to an increase in food inflation in the current year and inventory liquidations in the prior year. We believe product cost inflation was in the range of 3.5% to 4.0% during fiscal 2008.

We recorded $2.4 million of LIFO layer liquidations in the 20 week period ended November 15, 2006. As a result, gross margin on sales for the 52 weeks ended June 27, 2007, was $2.4 million higher than if fresh-start reporting was applied as of June 28, 2006. On a pro-forma basis, gross profit as a percentage of net sales for fiscal 2007 was 26.9%.

Other Operating and Administrative Expenses. Other operating and administrative expense was impacted by fresh-start reporting; therefore, for fiscal 2007, the Predecessor (20 weeks ended November 15, 2006) and Successor (32 weeks ended June 27, 2007) are not combined.

Other operating and administrative expense was $2.0 billion for fiscal 2008, and $1.2 billion for the 32 weeks ended June 27, 2007. Other operating and administrative expense was $776.5 million for the 20 weeks ended November 15, 2006. As a percentage of net sales, other operating and administrative expense was 26.9% for fiscal 2008, and 26.3% for the 32 weeks ended June 27, 2007. As a percentage of net sales, other operating and administrative expense was 29.0% for the 20 weeks ended November 15, 2006.

The Successor operating and administrative expenses were impacted by the application of fresh-start reporting due to emergence from bankruptcy primarily by a reduction in depreciation from reduced asset values partially offset by amortization of new intangible assets including pharmacy prescription files and favorable and unfavorable leases.

The following table reflects the impact of fresh-start reporting and other significant items on the successor periods ended June 25, 2008, and June 27, 2007, and the predecessor period ended November 15, 2006 (in millions):

		Successor 52 weeks ended June 25, 2008	Successor 32 weeks ended June 27, 2007	Predecessor 20 weeks ended Nov. 15, 2006
Fresh start adjustments impact (decrease) increase:(1)				
Depreciation reduction related to fresh start revaluation of assets	$	(24.2)	(20.3)	-
Amortization increase related to pharmacy prescription files		3.6	2.3	-
Rent expense increase due to favorable lease amortization		14.9	9.4	-
Rent expense decrease due to unfavorable lease amortization		(11.7)	(7.4)	-
Expense items:				
Depreciation and amortization (2)	$	67.7	30.7	30.9
Favorable and unfavorable lease amortization, net (2)		3.2	2.0	-
Share-based compensation (2)		13.5	3.5	2.4
Favorable claims development, primarily workers' compensation (3)		(25.8)	(17.4)	(0.6)
Vacant store lease buyout (4)		-	-	(5.9)
Cancelled defined benefit plan expense (2)		-	-	6.7
Emergence related items:				
Directors' and officers' liability insurance (5)		-	-	8.1
Cancellation of share-based compensation equity grants (6)		-	-	9.2
Legal and professional fees (7)		3.2	11.7	-
Net gain related to claim estimates (8)		-	-	(8.2)

Notes:

(1) See Note 1 to the Consolidated Financial Statements regarding fresh start reporting.

(2) Represents actual amount of stated expense included in operating and administrative expense for each respective period.

(3) Favorable claims development recognized as a result of our actuarial study performed, primarily related to self-insured workers' compensation claims.

(4) Gain recognized related to a buyout of a vacant store lease.

(5) Insurance premium related to pre-emergence directors' and officers' liability.

(6) Expense recognized upon cancellation of share-based compensation plans of the Predecessor upon emergence.

(7) These costs represent legal and professional fees incurred primarily to resolve remaining claims related to our Chapter 11 case incurred after November 15, 2006.

(8) Net gain recognized prior to emergence related to claims estimates.

Impairment Charges. Impairment charges of $1.0 million were recorded in fiscal 2008. No impairment charges were recorded during the 32 weeks ended June 27, 2007. During the 20 weeks ended November 15, 2006, $20.8 million of impairment charges related to continuing operations store facilities were recorded. See Item 8, Note 8 for further discussion of impairment charges.

Interest (Income) Expense, net. Interest (income) expense, net, is primarily interest on long-term and short-term debt and capital leases, offset by interest income.

Net interest income was $3.1 million for fiscal 2008. This consisted of $6.1 million of interest income on cash and marketable securities balances and $1.6 million of interest income related to income tax refunds, offset by interest expense, and net of $2.6 million of capitalized interest.

Net interest income was $4.1 million for the 32 weeks ended June 27, 2007. This consisted of $5.3 million of interest income on cash and marketable securities balances, and $1.8 million of interest income related to income tax refunds. The interest income was offset by $1.9 million of interest expense on our credit facility and approximately $1.8 million of capital lease interest and interest on amounts owed for personal property taxes.

Net interest expense was $5.5 million for the 20 weeks ended November 15, 2006. This consisted primarily of $4.4 million of interest expense related to our DIP Credit Facility and $1.2 million of interest on amounts owed for personal property taxes. In accordance with SOP 90-7, interest income for the 20 weeks ended November 15, 2006 was classified within reorganization items rather than in interest (income) expense, net.

Reorganization Items. No reorganization items were recorded during fiscal 2008 and the 32 weeks ended June 27, 2007. Reorganization items resulted in net gains of $334.4 million for the 20 weeks ended November 15, 2006. See Item 8, Note 1 for further discussion of reorganization items.

Income Taxes. Income tax expense for fiscal 2008 was $13.2 million and will not result in significant cash payments due to the availability of NOL carryforwards, as further described below. The effective tax rate on continuing operations for fiscal 2008 was a provision of 50.8%, which differs from statutory rates due primarily to the impact of our prior year tax return to provision adjustment recorded in the second quarter of fiscal 2008, and other permanent differences.

Income tax expense for the 32 weeks ended June 27, 2007, was $17.0 million. The effective tax rate on continuing operations for the 32 weeks ended June 27, 2007, was a provision of 37.4%. The rate reflected the provision of tax expense for the period subsequent to our emergence from bankruptcy.

Income tax benefit for the 20 weeks ended November 15, 2006, was $14.0 million. The effective tax rate on continuing operations for the 20 weeks ended November 15, 2006, was a benefit of 5.9%. The rate reflected the maintenance of a full valuation allowance, our ability to carry back certain NOLs and an $11.6 million benefit associated with the resolution of a state tax matter.

We maintain a full valuation allowance against substantially all of our net deferred tax assets. The valuation allowance will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the net deferred tax assets will be realized.

As of June 25, 2008, we had $540.6 million of NOL carryforwards for federal income tax purposes that will begin to expire in fiscal 2025.

During fiscal 2008, we filed our fiscal 2007 federal income tax return and did not elect out of the bankruptcy exception under §382(l)(5) of the Internal Revenue Code (the "IRC"), which allows unlimited use of our NOLs if there is not a change of ownership (as defined by the IRC) before November 9, 2008. Therefore, our emergence from bankruptcy did not constitute an ownership change for purposes of §382 and there is no limitation currently imposed on the utilization of our NOLs.

The benefits associated with any future recognition of tax attributes that existed at the time of emergence do not reduce income tax expense. Instead, the benefits first reduce intangible assets to $0 and then increase shareholders' equity. We recognized tax attributes that existed as of November 15, 2006, totaling $15.4 million and $19.8 million for fiscal 2008 and the 32 weeks ended June 27, 2007, respectively, and thereby reduced intangible assets by these amounts.

Effective November 15, 2006, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109" ("FIN 48"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 25, 2008, we had $20.3 million of unrecognized tax benefits; if recognized, $779 thousand of this amount would change our effective income tax rate. We do not anticipate that we will record any significant change in the unrecognized tax benefit during fiscal 2009.

During fiscal 2008, we executed a settlement with the Internal Revenue Service ("IRS") in connection with the IRS' examination of our federal income tax returns for fiscal years 2003 and 2004. No payment of additional tax was required as a result of the settlement. Generally, the statute of limitations remains open for our federal and state income tax returns for its fiscal 2005 through 2007 tax years.

Fiscal year ended June 27, 2007("fiscal 2007") consisting of 32 weeks ended June 27, 2007, and 20 weeks ended November 15, 2006, and fiscal year ended June 28, 2006 ("fiscal 2006")

Net Sales. Net sales were not impacted by fresh-start reporting; therefore, for fiscal 2007, the Predecessor (20 weeks ended November 15, 2006) and Successor (32 weeks ended June 27, 2007) sales were combined to facilitate the net sales discussion.

Net sales were $7.2 billion for fiscal 2007, an increase of $68.1 million, or 1.0%, as compared to fiscal 2006. Net sales primarily related to grocery and supermarket items. In aggregate, pharmacy, fuel and floral department sales comprised approximately 10% of net sales in both fiscal 2007 and fiscal 2006.

We define identical store sales as sales from continuing operations stores, including stores that we remodeled or enlarged during the year and excluding stores that opened or closed during the year. Identical store sales increased 1.6% for fiscal 2007 as compared to fiscal 2006.

The increase in our identical store sales for fiscal 2007 as compared to fiscal 2006 was the result of an increase in basket size (average sales per customer visit on identical store sales) of 3.4%, offset by a decrease in transaction count (number of customer visits on identical store sales) of 1.7%.

Gross Profit on Sales. Gross profit as a percentage of sales was not impacted by fresh-start reporting; therefore, for fiscal 2007, the Predecessor (20 weeks ended November 15, 2006) and Successor (32 weeks ended June 27, 2007) were combined to facilitate the gross profit on sales discussion.

Gross profit on sales increased $85.8 million for fiscal 2007 as compared to fiscal 2006. As a percentage of net sales, gross margin was 26.9% and 25.9% for fiscal 2007 and fiscal 2006, respectively.

The gross margin improvement of approximately 100 basis points in fiscal 2007 as compared to fiscal 2006 was attributable to cost reductions in procurement, warehousing and transportation (60 basis points), reduced inventory shrink (30 basis points), and increases in vendor allowances (10 basis points).

We recorded $2.4 million of LIFO layer liquidations in the 20 week period ended November 15, 2006. As a result, gross margin on sales for the 52 weeks ended June 27, 2007, was $2.4 million higher than if fresh-start reporting was applied as of June 28, 2006. On a pro forma basis, gross profit as a percentage of sales was 26.9%.

Other Operating and Administrative Expenses. Other operating and administrative expense was impacted by fresh-start reporting; therefore, for fiscal 2007, the Predecessor (20 weeks ended November 15, 2006) and Successor (32 weeks ended June 27, 2007) are not combined.

Other operating and administrative expense was $1.2 billion and $776.5 million for the 32 weeks ended June 27, 2007, and the 20 weeks ended November 15, 2006, respectively. For fiscal 2006, other operating and administrative expense was $2.0 billion. As a percentage of net sales, other operating and administrative expense was 26.3% and 29.0% for the 32 weeks ended June 27, 2007, and the 20 weeks ended November 15, 2006, respectively. For fiscal 2006, other operating and administrative expense as a percentage of net sales was 27.9%.

The Successor operating and administrative expenses were impacted by the application of fresh-start reporting due to emergence from bankruptcy primarily by a reduction in depreciation from reduced asset values partially offset by amortization of new intangible assets including pharmacy prescription files and favorable and unfavorable leases.

The following table reflects the impact of fresh-start reporting and other significant items on the successor period ended June 27, 2007, and the predecessor periods ended November 15, 2006, and June 28, 2006 (in millions):

		Successor	Predecessor	Predecessor
		32 weeks ended June 27, 2007	20 weeks ended Nov. 15, 2006	52 weeks ended June 28, 2006
Fresh start adjustments impact (decrease) increase:(1)				
Depreciation reduction related to fresh start revaluation of assets	$	(20.3)	-	-
Amortization increase related to pharmacy prescription files		2.3	-	-
Rent expense increase due to favorable lease amortization		9.4	-	-
Rent expense decrease due to unfavorable lease amortization		(7.4)	-	-
Expense items:				
Depreciation and amortization (2)	$	30.7	30.9	89.6
Favorable and unfavorable lease amortization, net (2)		2.0	-	-
Vacant store lease buyout (4)		-	(5.9)	-
Lease obligations on closed stores		-	-	7.6
Favorable claims development, primarily workers' compensation (3)		(17.4)	-	
Emergence related items:				
Directors' and officers' liability insurance (5)		-	8.1	-
Cancellation of share-based compensation equity grants (6)		-	9.2	-
Legal and professional fees (7)		11.7	-	-
Net gain related to claim estimates (8)		-	(8.2)	-

Notes:
(1) See Note 1 to the Consolidated Financial Statements regarding fresh start reporting.
(2) Represents actual amount of stated expense included in operating and administrative expense for each respective period.
(3) Favorable claims development recognized as a result of our actuarial study performed, primarily related to to self-insured workers' compensation claims.
(4) Gain recognized related to a buyout of a vacant store lease.
(5) Insurance premium related to pre-emergence directors' and officers liability.
(6) Expense recognized upon cancellation of share-based compensation plans of the Predecessor upon emergence.
(7) These costs represent legal and professional fees incurred primarily to resolve remaining claims related to our Chapter 11 case incurred after November 15, 2006.
(8) Net gain recognized related to claims settled for less than recorded amounts.

Impairment Charges. No impairment charges were recorded during the 32 weeks ended June 27, 2007. During the 20 weeks ended November 15, 2006, and fiscal 2006, impairment charges related to continuing operations store facilities were $20.8 million and $14.8 million, respectively. See Item 8, Note 8 for further discussion of impairment charges.

Interest (Income) Expense, net. Interest expense is primarily interest on long-term and short-term debt and capital leases.

Net interest income was $4.1 million for the 32 weeks ended June 27, 2007. This consisted of $5.3 million of interest income on cash and marketable securities balances, and $1.8 million of interest income related to income tax refunds. The interest income was offset by $1.9 million of interest expense on our credit facility and approximately $1.8 million of capital lease interest and interest on amounts owed for personal property taxes.

Net interest expense was $5.5 million for the 20 weeks ended November 15, 2006. This consisted primarily of $4.4 million of interest expense related to our DIP Credit Facility and $1.2 million of interest on amounts owed for personal property taxes. In accordance with SOP

90-7, interest income for the 20 weeks ended November 15, 2006 was classified within reorganization items rather than in interest (income) expense, net.

Net interest expense was $12.0 million for fiscal 2006. This consisted primarily of $13.1 million interest expense related to our DIP Credit Facility. In accordance with SOP 90-7, interest income for fiscal 2006 was classified within reorganization items rather than in interest (income) expense, net.

Reorganization Items. No reorganization items were recorded during the 32 weeks ended June 27, 2007. Reorganization items resulted in net gains of $334.4 million and $251.2 million for the 20 weeks ended November 15, 2006, and fiscal 2006, respectively. See Item 8, Note 1 for further discussion of reorganization items.

Income Taxes. Income tax expense for the 32 weeks ended June 27, 2007, was $17.0 million. The effective tax rate on continuing operations for the 32 weeks ended June 27, 2007, was a provision of 37.4%. The rate reflected the provision of tax expense for the period subsequent to our emergence from bankruptcy.

Income tax benefit for the 20 weeks ended November 15, 2006, was $14.0 million. The effective tax rate on continuing operations for the 20 weeks ended November 15, 2006, was a benefit of 5.9%. The rate reflected the maintenance of a full valuation allowance, our ability to carry back certain NOLs and an $11.6 million benefit associated with the resolution of a state tax matter.

We maintain a full valuation allowance against substantially all of our net deferred tax assets. The valuation allowance will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the net deferred tax assets will be realized.

The income tax benefit for fiscal 2006 was $9.6 million. The effective tax rate on continuing operations was a benefit of 10.5% for fiscal 2006. The rate reflected the maintenance of a full valuation allowance on our deferred tax assets as well as our ability to carry back certain NOLs and certain refundable credits. In fiscal 2006, we recorded a benefit of $4.5 million to correct fiscal 2005 errors, including a benefit of $11.7 million related to additional refunds from NOL carrybacks, partially offset by an expense of $7.2 million that was primarily related to depreciation and LIFO errors. The errors were insignificant to fiscal 2006 and fiscal 2005.

Discontinued Operations and Restructuring

In evaluating whether elements of our restructuring plans qualify for discontinued operations classification, we consider each store to be a component of a business, as this is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes. If the cash flows of a store to be exited will not be significant to our ongoing operations and cash inflows of our nearby stores are not expected to increase significantly because of the exit, the results of operations of the store are reported in discontinued operations. Other components, including distribution centers and manufacturing operations, are classified as discontinued operations only if we determine that the related continuing cash flows will not be significant to our ongoing operations. Costs incurred to dispose of a location are included in gain (loss) on disposal of discontinued operations only if the location qualifies for discontinued operations classification.

During the 20 weeks ended November 15, 2006, we closed seven U.S. stores and sold our 78% ownership interest in Bahamas Supermarkets Limited, which owned all of our operations in The Bahamas. The sale of the Bahamian operations resulted in proceeds of $54.0 million and a gain on sale of $31.5 million, which was included in gain on disposal of discontinued operations. Results of operations for six of the seven U.S. stores and the twelve stores and distribution center in The Bahamas were classified as discontinued operations.

Financial Information. The following summarizes the results of our discontinued operations (in thousands), all of which were recorded by the Predecessor:

		20 weeks ended Nov. 15, 2006	Fiscal 2006
Net sales from discontinued operations	$	24,180	745,058
Earnings (loss) from discontinued operations	$	2,333	(145,654)
Gain (loss) on disposal of discontinued operations		17,922	(320,846)
Net earnings (loss) from discontinued operations	$	20,255	(466,500)

The following tables detail the net restructuring charge (gain) and net (gain) loss on disposal of discontinued operations (in thousands), all of which were recorded by the Predecessor:

		20 weeks ended Nov. 15, 2006	Fiscal 2006
Restructuring:			
Gain on sale/retirement, net	$	(465)	(50,435)
Lease termination costs		154	32,804
Employee termination costs		228	5,385
Other location closing costs		869	4,547
Restructuring charge (gain), net	$	786	(7,699)
(Gain) loss on disposal of discontinued operations:			
Gain on sale/retirement, net	$	(30,296)	(60,450)
LIFO liquidation		-	(39,820)
Lease termination costs		10,691	373,328
Employee termination (gain) costs		(11)	21,524
Other location closing costs		1,694	26,264
Net (gain) loss on disposal	$	(17,922)	320,846

The following table summarizes the changes in liabilities recorded for the restructuring plans (in thousands):

		Total	Employee Termination Costs	Other Location Closing Costs
Predecessor:				
Balance as of June 29, 2005	$	160	160	-
Additions		48,633	34,033	14,600
Utilizations		(33,404)	(23,319)	(10,085)
Adjustments		(11,765)	(9,515)	(2,250)
Balance as of June 28, 2006	$	3,624	1,359	2,265
Additions		663	368	295
Utilizations		(2,991)	(1,155)	(1,836)
Adjustments		(175)	(175)	-
Balance as of Nov. 15, 2006	$	1,121	397	724
Successor:				
Balance as of Nov. 15, 2006	$	1,121	397	724
Utilizations		(662)	(278)	(384)
Adjustments		(459)	(119)	(340)
Balance as of June 27, 2007	$	-	-	-

In the Consolidated Balance Sheets, employee termination costs are included in accrued wages and salaries, while other location closing costs are included in accrued expenses.

LIQUIDITY AND CAPITAL RESOURCES

Summary

As of June 25, 2008, we had $657.2 million of liquidity, comprised of $455.9 million of borrowing availability under the Credit Agreement and $201.3 million of cash and cash equivalents. We believe that we have sufficient liquidity through borrowing availability, available cash and cash flows from operating activities to fund our cash requirements for existing operations and capital expenditures through fiscal 2009. Based on anticipated improvement in operating results and borrowing availability, we believe that we will have sufficient resources beyond fiscal 2009 to operate our business and fund our capital expenditures.

Credit Agreement

On the Effective Date, Winn-Dixie Stores, Inc., and certain of our subsidiaries entered into an Amended and Restated Credit Agreement ("Credit Agreement"). The Credit Agreement, which is to be used for working capital and general corporate purposes, provides for a $725.0 million senior secured revolving credit facility, of which a maximum of $300.0 million may be utilized for letters of credit. The Credit Agreement matures November 21, 2011, at which time all amounts then outstanding under the agreement will be due and payable. At our request, under certain conditions the facility may be increased by up to $100.0 million. Obligations under the Credit Agreement are guaranteed by substantially all of our subsidiaries and are secured by senior liens on substantially all of our assets. Debt issuance costs of $9.2 million are being amortized over the term of the Credit Agreement. This Form 10-K contains only a general description of the terms of the Credit Agreement and is qualified in its entirety by reference to the full Credit Agreement (filed as Exhibit 10.1 to the Form 8-K filed on November 28, 2006). The following capitalized terms have specific meanings as defined in the Credit Agreement: Agent, Borrowing Base, Capital Expenditures, EBITDA, Excess Availability and Reserves.

As of the Effective Date, existing letters of credit under the DIP Credit Facility (as defined below) were rolled over as letters of credit under the Credit Agreement. We had no material borrowings on the Credit Agreement, other than fees charged by the lender, during fiscal 2008. As of June 25, 2008, $58 thousand was outstanding.

Borrowing availability was $455.9 million as of June 25, 2008, as summarized below (in thousands):

		June 25, 2008
Lesser of Borrowing Base or Credit Agreement capacity [1]	$	505,912
Outstanding borrowings		(58)
Excess Availability		505,854
Limitation on Excess Availability		(50,000)
Borrowing availability	$	455,854

[1] Net of Reserves of $212.0 million, including $192.6 million related to outstanding letters of credit.

As shown above, availability under the Credit Agreement is determined net of Reserves, which are subject to revision by the Agent to reflect events or circumstances that adversely affect the value of the Borrowing Base assets. Accordingly, a determination by the Agent to increase Reserves would reduce availability.

Letters of credit are considered reserves against the borrowing availability. As of June 25, 2008, letters of credit totaling $192.6 million were issued under the Credit Agreement. Outstanding letters of credit relate primarily to workers' compensation programs.

Debtor-In-Possession Credit Facility

Subsequent to the Petition Date, the Court authorized Winn-Dixie Stores, Inc. and five specified debtor subsidiaries to enter into an $800.0 million credit facility (the "DIP Credit Facility"). As of both the Effective Date and June 28, 2006, the outstanding balance on the DIP Credit Facility was $40.0 million under the term loan portion of the facility. On the Effective Date, we repaid the DIP Credit Facility, which was then terminated. In addition to the DIP Credit Facility, the Predecessor had $300.0 million of outstanding senior notes (the "Notes"), which were included in liabilities subject to compromise in the Predecessor's balance sheet. In accordance with the Plan, the Notes were cancelled and the holders thereof received shares of the Successor's common stock. In accordance with SOP 90-7, as of the Petition Date, the Predecessor ceased accruing interest on all unsecured debt subject to compromise, primarily the Notes. See our Annual Report on Form 10-K for the fiscal year ended June 28, 2006, for more information about the DIP Credit Facility and the Notes.

Historical Cash Flow Data

Cash flows from discontinued operations are reported with cash flows from continuing operations within operating, investing and financing activities. The table below presents certain Consolidated Statements of Cash Flows data for fiscal 2008 and the 32 weeks ended June 27, 2007, the 20 weeks ended November 15, 2006, and fiscal 2006 (in thousands):

	Successor		Predecessor	
	Fiscal 2008	32 weeks ended June 27, 2007	20 weeks ended Nov. 15, 2006	Fiscal 2006
Cash provided by (used in):				
Operating activities	$ 208,670	95,649	(73,042)	195,224
Investing activities	(207,865)	(54,450)	84,553	149,405
Financing activities	(1,476)	2,876	(41,183)	(202,492)

Operating Activities. For fiscal 2008, net cash provided by operating activities was $208.7 million, primarily due to operating income and working capital changes related to vendor terms and receivable collections. We collected $20.1 million of proceeds from insurance claims and had $15.2 million of income tax refunds in fiscal 2008.

For the 32 weeks ended June 27, 2007, net cash provided by operating activities was $95.6 million due primarily to operating income, proceeds from income tax refunds of $32.0 million, proceeds from insurance claims of $17.0 million, and working capital changes offset by bankruptcy-related payments made subsequent to emergence. Net cash used in operating activities for the 20 weeks ended November 15, 2006, was due primarily to operating losses, cash paid for professional fees related to the bankruptcy and working capital changes offset by proceeds from insurance claims of $25.0 million. The Consolidated Statements of Cash Flows combine the cash flows generated from discontinued operations with the cash flows from continuing operations. Cash flows from operating activities related to discontinued operations for the 20 weeks ended November 15, 2006, were insignificant.

Investing Activities. In fiscal 2008, cash used in investing activities of $207.9 million primarily related to expenditures for our store-remodeling program, discussed below. Proceeds from the sale of two dairy operations totaled $15.8 million in fiscal 2008. For the 32 weeks ended June 27, 2007, net cash used in investing activities was $54.5 million due primarily to capital expenditures which included repairs to locations damaged by hurricanes, investment in store improvements, including remodels, and equipment acquisition. For the 20 weeks ended November 15, 2006, net cash provided by investing activities was $84.6 million, due primarily to the receipt of approximately $54.0 million in proceeds from the sale of Bahamas Supermarkets, Limited.

Financing Activities. For fiscal 2008, net cash used in financing activities related primarily to payments on capital leases of $7.8 million offset by an increase in book overdrafts of $6.1 million. For the 32 weeks ended June 27, 2007, net cash provided by financing activities included an increase in book overdrafts of $15.1 million offset by payment of debt issuance costs of $8.8 million related to the credit agreement. For the 20 weeks ended November 15, 2006, net cash used in financing activities related primarily to payments on credit facilities of $47.7 million which included the payoff of the DIP Credit Facility upon emergence.

Capital Expenditures. In fiscal 2009, we expect capital expenditures to total approximately $250 million, of which approximately $150 million is budgeted for our store-remodeling program. In fiscal 2009 and future fiscal years, we plan to remodel approximately 75 stores annually.

In addition to the store-remodeling program, we anticipate that during fiscal 2009 we will spend approximately $100 million on other capital expenditures, including maintenance and other store-related projects, information technology projects, new stores, back-up generators and logistics projects.

OUTLOOK AND TRENDS

We recognize the need to adjust our business model to meet the changing needs and expectations of our customers. As a consideration, we assess the trends present in the markets in which we compete. Generally, it is difficult to predict if a trend will continue for a period of time and it is possible that new trends will develop which will affect an existing trend. We believe the following economic and/or industry trends are likely to continue for at least the next fiscal year:

- New competitive store openings in our markets including grocery stores, supercenters, warehouse clubs and convenience stores.
- Conditions which have caused the cost of many products including milk, dairy products, meat and produce to increase.
- Consumer spending behavior will be impacted by the general economic environment including the impact of inflation and fuel price increases.
- Pricing will continue to be a significant driver of consumer choice in the industry.
- The percentage of generic pharmaceuticals sales to branded pharmaceuticals is expected to continue to increase.
- Popularity of and trend toward natural and organic products will continue.
- Fuel costs are expected to continue to put pressure on costs of utilities and transportation.

We expect to continue to focus on building customer loyalty and growing profitable sales over the long term. In addition, we believe the following plans and business specific trends will have an impact on our business during fiscal 2009.

- We will continue our store remodeling program with plans to remodel 75 stores per year. A significant portion of our sales growth in fiscal 2009 and beyond is expected to come from remodeled stores.
- We will continue to focus on merchandising and marketing initiatives which are fresh and local including neighborhood marketing.
- We will continue to focus on inflation management and cost management as we closely monitor rising costs to balance our pricing and margin decisions.
- We will continue to expand our selection of corporate brand products.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

We assume various financial obligations and commitments in the normal course of our operating and financing activities. Contractual obligations represent known future cash payments that we will be required to make under existing arrangements, such as debt and lease agreements. The table below presents the scheduled payments due under our contractual obligations as of June 25, 2008:

Contractual Obligations		**Payment due by period**				
(in millions)		**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-term debt [1]	$	0.1	0.1	-	-	-
Capital leases		29.2	9.7	15.6	3.9	-
Operating leases		1,863.8	227.7	419.8	359.4	856.9
Purchase obligations [2]		176.0	157.9	18.1	-	-
Retirement plans [3]		20.1	1.9	3.7	2.9	11.6
Other		16.6	14.6	2.0	-	-
Total	$	2,105.8	411.9	459.2	366.2	868.5

1 Excludes: $192.6 million of letters of credit outstanding under the Credit Agreement; and Borrowing Availability of $455.9 million.

2 We enter into supply contracts to purchase products for resale in the ordinary course of business. These contracts may include specific merchandising obligations related to the products and, if so, typically include either a volume commitment or a fixed expiration date; pricing terms based on the vendor's published list price; termination provisions; and other standard contractual considerations. Contracts that are cancelable within 60 days are excluded. Contracts that are either non-cancelable or are less specific as to our obligations upon cancellation are included above. When applicable, we used anticipated purchase volumes to allocate the purchase obligation to the indicated periods. The amounts above include open purchase orders of $144.9 million.

3 Payments for retiree plans are based on actuarial projections related to our post-retirement benefits.

IMPACT OF INFLATION

Inflation impacts our operating costs including, but not limited to, cost of goods and supplies, utilities, occupancy costs, and labor expenses. We typically seek to mitigate these effects by passing along inflationary increases in costs through increases in the selling prices of our products. To the extent we pass through cost increases in the form of higher selling prices, our sales are positively impacted. If we are unable to pass through cost increases, we may experience pressure on our gross margins. We also seek to mitigate cost inflation through strategically managing pricing and promotions, lowering overhead costs, and/or by increasing productivity.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent assets and liabilities. We believe that the policies below are our critical accounting policies, as they are most important to the portrayal of our financial condition and results, and require management's most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of inherently uncertain matters. See Item 8, Notes 3 and 19 for further discussion of our accounting policies and accounting standards not yet adopted.

Fresh-Start Reporting. We emerged from Chapter 11 protection on November 21, 2006. We adopted fresh-start reporting in accordance with SOP 90-7 as of the close of business on November 15, 2006.

We applied various valuation methods to calculate the reorganization value of the Successor. These methods included (i) a guideline company approach, in which valuation multiples observed from industry participants were considered and comparisons were made between our expected performance relative to other industry participants to determine appropriate multiples to apply to our financial metrics; (ii) review and analysis of several recent transactions of companies determined to be similar to us; and (iii) a calculation of the present value of the future cash flows based on our projections as included in the disclosure statement related to the Plan. The cash flows, taken from the Plan, were projected over five years, using discount rates of 15% to 25% and an assumed tax rate of 35%. In the disclosure statement related to the Plan, the reorganization value of Winn-Dixie was determined to be approximately $625 million to $890 million, with an approximate midpoint of $759 million. The reorganization value was determined using numerous projections and assumptions that are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, there can be no assurance that the estimates, assumptions and amounts reflected in the valuation will be realized.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"), we allocated the reorganization value to our assets and liabilities. Management considered a number of factors, including valuations or appraisals, in determining the fair values of assets. Liabilities were revalued at present values using appropriate current interest rates. Deferred taxes were determined in accordance with U.S. generally accepted accounting principles. In addition to revaluing existing assets and liabilities, we recorded certain previously unrecognized assets and liabilities, including favorable and unfavorable leases and other intangibles. The sum of the amounts assigned to assets and liabilities exceeded the reorganization value. In accordance with SFAS 141, we allocated this excess as a reduction of asset values (to property, plant and equipment and intangible assets) on a pro-rata basis.

Long-lived assets. We review our long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When such events occur, we compare the carrying amount of the asset to our best estimate of the net undiscounted cash flows expected to result from the use and eventual disposition of the asset. If this comparison indicates that there is impairment, we record an impairment loss for the excess of net book value over the fair value of the impaired asset. We estimate the fair value based on the best information available, including prices for similar assets and the results of other valuation techniques.

Factors such as changes in economic conditions and changes in operating performance significantly affect our judgments and estimates related to the expected useful lives and cash flows of long-lived assets. Adverse changes in these factors could cause us to recognize a material impairment charge.

Intangible assets. We report intangible assets in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," which requires that an intangible asset with indefinite useful economic life not be amortized, but instead be separately tested for impairment at least annually using a fair-value approach. Intangible assets subject to amortization are reviewed for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable. The evaluation of possible impairment of intangible assets is affected by factors such as changes in economic conditions and changes in operating performance. These factors could cause us to recognize a material impairment charge as we assess the ongoing expected cash flows and carrying amounts of intangible assets.

Self-insurance. We self-insure for certain insurable risks, primarily workers' compensation, business interruptions, general liability, automobile liability and property losses, as well as employee medical benefits. We obtain insurance coverage for catastrophic property and casualty exposures, as well as risks that require insurance by law or contract. We estimate the liabilities related to self-insured programs with the assistance of an independent actuary. The accounting estimates for self-insurance liabilities include both known and incurred but not reported insurance claims and reflect certain actuarial assumptions and management judgments regarding claim reporting and settlement patterns, judicial decisions, legislation, economic conditions and the effect of our Chapter 11 filings. Unanticipated changes in these factors may materially affect our Consolidated Financial Statements.

Income taxes. We recognize deferred tax assets and liabilities for estimated future tax consequences that are attributable to differences between the financial statement bases of assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using the enacted tax rates for the year in which we expect those temporary differences to be recovered or settled. We adjust the valuation allowance against our net deferred tax assets based on our assessment of the likelihood of realization of such assets in the future; such adjustments may be material. Although we believe that the estimates and judgments used to prepare our various tax returns are reasonable and appropriate, such returns are subject to audit by the respective tax authorities.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At June 25, 2008, we had no derivative instruments that increased our exposure to market risks for interest rates, foreign currency rates, commodity prices or other market price risks. We do not use derivatives for speculative purposes. Our current exposure to market risks results primarily from changes in interest rates, principally with respect to our Credit Agreement, which is a variable rate financing agreement. As of June 25, 2008, we had only $58 thousand outstanding under the Credit Agreement. We currently do not use swaps or other interest rate protection agreements to hedge this risk.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, SUPPORTING SCHEDULES AND SUPPLEMENTARY DATA

Consolidated Financial Statements and Supplementary Data:

Financial Statement Schedules:

All other schedules are omitted either because they are not applicable or because information required therein is shown in the Consolidated Financial Statements or Notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Winn-Dixie Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Winn-Dixie Stores, Inc. and subsidiaries as of June 25, 2008 and June 25, 2007, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the year ended June 25, 2008 (Successor Company), the 32 weeks ended June 27, 2007 (Successor Company), the 20 weeks ended November 15, 2006 (Predecessor Company), and the year ended June 28, 2006 (Predecessor Company). In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Winn-Dixie Stores, Inc. and subsidiaries as of June 25, 2008 and June 27, 2007, and the results of their operations and their cash flows for the year ended June 25, 2008 (Successor Company), the 32 weeks ended June 27, 2007 (Successor Company), the 20 weeks ended November 15, 2006 (Predecessor Company) and the year ended June 28, 2006 (Predecessor Company) in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code on February 21, 2005. The Company's plan of reorganization became effective and the Company emerged from bankruptcy protection on November 21, 2006. In connection with its emergence from bankruptcy, the Successor Company Winn-Dixie Stores, Inc. adopted fresh-start reporting in conformity with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" effective as of November 15, 2006. Accordingly, the Successor Company's consolidated financial statements prior to November 15, 2006 are not comparable to its consolidated financial statements for periods on or after November 15, 2006.

As discussed in Note 9 to the consolidated financial statements, in connection with the application of fresh-start reporting, effective November 15, 2006, the Successor Company early adopted the provisions of the Financial Accounting Standards Board Interpretation No. 48, "Accounting for Income Tax Uncertainties."

As discussed in Note 12 to the consolidated financial statements, in connection with the application of fresh-start reporting, effective November 15, 2006, the Successor Company early adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" and has recognized the funded status of the defined benefit postretirement plan in its consolidated financial statements as of June 27, 2007.

As discussed in Note 14 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" as of June 28, 2006.

As discussed in Note 13 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," and changed its method for accounting for share-based payments as of June 30, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Winn-Dixie Stores, Inc.'s internal control over financial reporting as of June 25, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 25, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP
Jacksonville, Florida
Certified Public Accountants
August 25, 2008

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

Amounts in thousands except per share data		Successor Fiscal 2008	Successor 32 weeks ended June 27, 2007	Predecessor 20 weeks ended Nov. 15, 2006	Predecessor Fiscal 2006
Net sales	$	7,281,449	4,524,483	2,676,678	7,133,048
Cost of sales, including warehouse and delivery expenses		5,297,898	3,295,185	1,969,641	5,282,484
Gross profit on sales		1,983,551	1,229,298	707,037	1,850,564
Other operating and administrative expenses		1,959,582	1,187,939	776,482	1,990,691
Impairment charges		1,002	-	20,778	14,789
Restructuring charge (gain), net		-	-	786	(7,699)
Operating income (loss)		22,967	41,359	(91,009)	(147,217)
Interest (income) expense, net (contractual interest for 20 weeks ended November 15, 2006, and fiscal 2006 was $15,766 and $38,520, respectively)		(3,063)	(4,132)	5,527	11,968
Income (loss) before reorganization items and income taxes		26,030	45,491	(96,536)	(159,185)
Reorganization items, net gain		-	-	(334,430)	(251,180)
Income tax expense (benefit)		13,218	17,026	(13,980)	(9,621)
Net income from continuing operations		12,812	28,465	251,874	101,616
Discontinued operations:					
Income (loss) from discontinued operations		-	-	2,333	(145,654)
Gain (loss) on disposal of discontinued operations		-	-	17,922	(320,846)
Net income (loss) from discontinued operations		-	-	20,255	(466,500)
Cumulative effect of changes in accounting principle		-	-	-	(3,583)
Net income (loss)	$	12,812	28,465	272,129	(361,301)
Basic and diluted earnings (loss) per share:					
Earnings from continuing operations	$	0.24	0.53	1.78	0.72
Earnings (loss) from discontinued operations		-	-	0.15	(3.31)
Cumulative effect of changes in accounting principle		-	-	-	0.03
Basic and diluted earnings (loss) per share	$	0.24	0.53	1.93	(2.56)
Weighted-average common shares outstanding-basic		53,959	53,901	141,317	141,184
Weighted-average common shares outstanding-diluted		54,306	54,084	141,317	141,184

See accompanying notes to consolidated financial statements.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Dollar amounts in thousands except share data		Successor	
ASSETS		**June 25, 2008**	**June 27, 2007**
Current assets:			
Cash and cash equivalents	$	201,275	201,946
Marketable securities		-	4,836
Trade and other receivables, less allowance for doubtful receivables of $1,906 ($3,663 at June 27, 2007)		79,912	94,173
Insurance claims receivable		2,197	22,900
Income tax receivable		4,874	15,883
Merchandise inventories, less LIFO reserve of $24,738 ($5,107 at June 27, 2007)		649,022	641,458
Prepaid expenses and other current assets		42,099	40,982
Total current assets		979,379	1,022,178
Property, plant and equipment, net		446,866	300,174
Intangible assets, net		294,775	331,803
Deferred tax assets, non-current		39,454	28,036
Other assets, net		15,047	16,736
Total assets	$	1,775,521	1,698,927
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current obligations under capital leases	$	7,920	6,289
Accounts payable		340,211	262,787
Reserve for self-insurance liabilities		73,365	72,010
Accrued wages and salaries		77,575	76,334
Accrued rent		39,464	39,685
Deferred tax liabilities		50,557	39,080
Accrued expenses		76,244	85,204
Total current liabilities		665,336	581,389
Reserve for self-insurance liabilities		121,000	142,480
Long-term borrowings under credit facilities		58	14
Unfavorable leases		126,049	138,700
Obligations under capital leases		17,698	18,622
Other liabilities		19,753	20,781
Total liabilities		949,894	901,986
Commitments and contingent liabilities (Notes 1, 9, 10, 14 and 18)			
Shareholders' equity:			
Common stock, $0.001 par value. Authorized 400,000,000 shares; 54,179,890 shares issued and 54,081,363 outstanding at June 25, 2008, and 54,000,000 shares issued and 53,901,473 outstanding at June 27, 2007		54	54
Additional paid-in-capital		776,059	762,401
Retained earnings		41,277	28,465
Accumulated other comprehensive income		8,237	6,021
Total shareholders' equity		825,627	796,941
Total liabilities and shareholders' equity	$	1,775,521	1,698,927

See accompanying notes to consolidated financial statements.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor	
Amounts in thousands	Fiscal 2008	32 weeks ended June 27, 2007	20 weeks ended Nov. 15, 2006	Fiscal 2006
Cash flows from operating activities:				
Net income (loss)	$ 12,812	28,465	272,129	(361,301)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
(Gain) loss on sales of assets, net	(2,874)	1,566	(35,373)	(112,748)
Reorganization items, net gain	-	-	(334,430)	(251,180)
Impairment charges	1,002	-	20,857	23,292
Depreciation and amortization	88,460	42,475	36,274	111,336
Deferred income taxes	13,218	17,026	-	-
Share-based compensation, net	13,468	3,455	11,609	2,391
Change in operating assets and liabilities:				
Favorable and unfavorable leases, net	3,295	2,152	-	-
Trade, insurance and other receivables	33,210	17,762	29,850	20,875
Merchandise inventories	(7,564)	15,305	(31,564)	307,602
Prepaid expenses and other current assets	(1,117)	16,313	(2,426)	37,637
Accounts payable	69,981	(18,288)	(20,458)	57,096
Lease liability on closed facilities	-	-	(838)	415,993
Income taxes payable / receivable	14,952	32,436	(2,944)	(8,990)
Reserve for self-insurance liabilities	(20,125)	(12,988)	(1,203)	6,027
Accrued expenses and other	(10,048)	(50,030)	(3,440)	2,221
Net cash provided by (used in) operating activities before reorganization items	208,670	95,649	(61,957)	250,251
Cash effect of reorganization items	-	-	(11,085)	(55,027)
Net cash provided by (used in) operating activities	208,670	95,649	(73,042)	195,224
Cash flows from investing activities:				
Purchases of property, plant and equipment	(217,766)	(68,517)	(23,888)	(30,538)
(Increase) decrease in investments and other assets, net	(9,506)	12,672	15,067	6,592
Sales of assets	16,031	2,071	83,012	167,630
Purchases of marketable securities	(72,090)	(2,165)	(4,321)	(9,120)
Sales of marketable securities	75,466	1,325	14,991	14,158
Other, net	-	164	(308)	683
Net cash (used in) provided by investing activities	(207,865)	(54,450)	84,553	149,405
Cash flows from financing activities:				
Gross borrowings on credit facilities	11,184	4,955	7,690	698,542
Gross payments on credit facilities	(11,140)	(4,941)	(47,690)	(903,545)
Increase in book overdrafts	6,069	15,063	164	4,178
Principal payments on long-term debt and capital leases	(7,779)	(3,372)	(981)	(1,804)
Debt issuance costs	-	(8,829)	(366)	(721)
Cash received from exercised share options	190	-	-	-
Other, net	-	-	-	858
Net cash (used in) provided by financing activities	(1,476)	2,876	(41,183)	(202,492)
(Decrease) increase in cash and cash equivalents	(671)	44,075	(29,672)	142,137
Cash and cash equivalents classified as assets held for sale	-	-	-	(16,735)
Cash and cash equivalents at beginning of period	201,946	157,871	187,543	62,141
Cash and cash equivalents at end of period	$ 201,275	201,946	157,871	187,543

See accompanying notes to consolidated financial statements.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

Amounts in thousands **Predecessor:**	Number of Common Shares	Par Value of Common Stock	Additional Paid-In-Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity (Deficit)
Balances as of June 29, 2005	141,889	$ 141,889	32,452	(76,714)	(38,333)	$ 59,294
Comprehensive loss:						
Net loss	-	-	-	(361,301)	-	(361,301)
Minimum pension liability adjustment *	-	-	-	-	16,945	16,945
Realized gain on marketable securities*	-	-	-	-	577	577
Unrealized gain on marketable securities*	-	-	-	-	6	6
Total comprehensive loss	-	-	-	(361,301)	17,528	(343,773)
Common stock issued and stock compensation expense	200	200	2,422	-	-	2,622
Common stock acquired	(231)	(231)	-	-	-	(231)
Balances as of June 28, 2006	141,858	$ 141,858	34,874	(438,015)	(20,805)	$ (282,088)
Comprehensive loss before fresh-start reporting:						
Net loss	-	-	-	(25,022)	-	(25,022)
Minimum pension liability adjustment *	-	-	-	-	(1,854)	(1,854)
Unrealized gain on marketable securities*	-	-	-	-	204	204
Total comprehensive loss	-	-	-	(25,022)	(1,650)	(26,672)
Share-based compensation expense	-	-	2,373	-	-	2,373
Balances prior to fresh-start reporting	141,858	$ 141,858	37,247	(463,037)	(22,455)	$ (306,387)
Cancellation of Predecessor stock and fresh-start reporting	(141,858)	(141,858)	(37,247)	463,037	22,455	306,387
Distribution of Successor stock	53,901	54	758,946	-	-	759,000
Successor:						
Balances as of Nov. 15, 2006	53,901	$ 54	758,946	-	-	$ 759,000
Comprehensive income:						
Net income	-	-	-	28,465	-	28,465
Gain on post-retirement benefit obligation*	-	-	-	-	6,011	6,011
Unrealized gain on marketable securities*	-	-	-	-	10	10
Total comprehensive income	-	-	-	28,465	6,021	34,486
Share-based compensation expense			3,455	-	-	3,455
Balances as of June 27, 2007	53,901	$ 54	762,401	28,465	6,021	$ 796,941
Comprehensive income:						
Net income	-	-	-	12,812	-	12,812
Gain on post-retirement benefit obligation*	-	-	-	-	2,226	2,226
Realized gain on marketable securities*	-	-	-	-	(10)	(10)
Total comprehensive income	-	-	-	12,812	2,216	15,028
Restricted stock units vested	169	-	-	-	-	-
Stock options exercised	11	-	190	-	-	190
Share-based compensation expense	-	-	13,468	-	-	13,468
Balances as of June 25, 2008	54,081	$ 54	776,059	41,277	8,237	$ 825,627

** Net of tax of $0.*
See accompanying notes to consolidated financial statements.

Dollar amounts in thousands except per share data, unless otherwise stated

1. Proceedings Under Chapter 11 of the Bankruptcy Code

Emergence from Bankruptcy Protection: On February 21, 2005 (the "Petition Date"), Winn-Dixie Stores, Inc. and 23 then-existing direct and indirect wholly-owned subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11" or the "Bankruptcy Code") in the United States Bankruptcy Court (the "Court"). Two of the then-existing wholly-owned subsidiaries of Winn-Dixie Stores, Inc. (collectively with the Debtors, the "Company" or "Winn-Dixie") did not file petitions under Chapter 11. On November 9, 2006, the Court entered its order confirming the Debtors' modified plan of reorganization (the "Plan" or the "Plan of Reorganization"; see Item 15, Exhibits 2.1 and 2.2). Although certain objecting parties appealed the confirmation order, they did not seek a stay of the order. In the absence of a stay, the Debtors were free to implement the Plan notwithstanding the pendency of the appeals. The Plan became effective and the Debtors emerged from bankruptcy protection on November 21, 2006 (the "Effective Date"). The appeals remain pending.

Upon emergence from bankruptcy protection, the Company adopted the "fresh-start reporting" provisions of the American Institute of Certified Public Accountants' Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), effective November 15, 2006, which was the end of its immediately preceding accounting period. Under fresh-start reporting, a new reporting entity was deemed to have been created, and all assets and liabilities were revalued to their fair values, which resulted in material adjustments to the historical carrying amount of reorganized assets and liabilities. Accordingly, the Company's financial statements for periods prior to November 15, 2006, are not comparable to its financial statements for periods on or after November 15, 2006. References to the "Successor" refer to Winn-Dixie on or after November 15, 2006, after application of fresh-start reporting; references to the "Predecessor" refer to Winn-Dixie prior to November 15, 2006. See "—Fresh Start Reporting" below for further information.

Discharge and Treatment of Claims and Interests: As of the Effective Date, the Debtors were discharged and released from all claims and interests in accordance with the provisions of the Plan.

The Plan provided for payment in full in cash, satisfaction on deferred payment terms or reinstatement of allowed administrative, priority and secured claims, and the distribution of shares of new Winn-Dixie common stock in satisfaction of allowed unsecured claims. Under the Plan, 400 million shares of new common stock were authorized under the amended and restated articles of incorporation of Winn-Dixie Stores, Inc. Pursuant to the terms of the Plan, 54 million shares of new common stock were issued to the Company's disbursing agent for distribution to unsecured creditors. See "—Claims Resolution and Plan Distributions" for further information. All such shares were issued without registration under the Securities Act of 1933, as amended, or state securities laws, in reliance on Section 1145 of the Bankruptcy Code. The Successor's common stock trades on NASDAQ under the symbol "WINN."

Dollar amounts in thousands except per share data, unless otherwise stated

Pursuant to the Plan, on the Effective Date, all shares of the Predecessor's common stock were canceled and no distribution was made to holders thereof.

Exit Financing: On the Effective Date, the Company closed on a $725.0 million senior secured revolving credit facility (the "Credit Agreement"; see Note 10).

Claims Resolution and Plan Distributions: The pre-petition claims of the Debtors are evidenced in the schedules of liabilities filed by the Debtors and by proofs of claim filed by creditors. Claims that were not objected to by the deadline established in the Plan (January 22, 2007, for most claims) are deemed to be allowed claims. Claims that were objected to are allowed or disallowed through a claims resolution process established by the Court. Pursuant to objections filed by the Debtors, the Court has reduced, reclassified and/or disallowed a significant number of claims for varying reasons, including claims that were duplicative, amended, without merit, misclassified or overstated. Many claims were resolved prior to the Effective Date through settlement or by Court order. The claims resolution process will continue until all claims are resolved.

Unsecured claims: Once the allowed amount of an unsecured claim is determined through settlement or by Court order, the claimant is entitled to a distribution as provided for by the Plan. Substantially all unsecured claimants with allowed claims are entitled to a distribution of shares of the Successor's common stock, with the number of shares dependent on the amount and class of the allowed claim. As of June 25, 2008, 46.4 million shares had been distributed by the disbursing agent to holders of allowed unsecured claims that totaled $917.8 million in allowed amounts; 0.1 million shares were held by the disbursing agent for distribution to holders of allowed unsecured claims that totaled $2.8 million in allowed amounts, pending such holders satisfaction of tax requirements; and 7.5 million shares were held in reserve by the disbursing agent to satisfy remaining disputed unsecured claims. Holders of disputed unsecured claims that are subsequently allowed will receive distributions no less frequently than quarterly, as required by the Plan. If sufficient excess shares remain in reserve after resolution of all disputed unsecured claims, such shares will be distributed to the claimants with allowed unsecured claims pro-rata, based on the number of shares they received pursuant to the Plan. Claimants as of the Applicable Distribution Record Date established under the Plan (December 20, 2006, for class 13 and November 15, 2006, for other classes) will receive such excess shares if and when distributed. There is no assurance that there will be sufficient shares to satisfy all allowed claims or any excess shares for any such subsequent distribution. The claims resolution process for unsecured claims, as provided for in the Plan, will not result in additional expense or income in the Successor's financial statements.

Administrative and Priority Claims: Pursuant to the Plan, administrative and priority claims are satisfied with cash. Administrative and priority claims that were allowed as of the Effective Date were paid in full shortly thereafter. Other administrative and priority claims remain subject to dispute and will be paid if and when allowed. In addition, the Plan established a deadline by which all administrative claims (with certain exceptions, including ordinary course of business claims) must be asserted by application filed with the Court. That deadline was January 5, 2007. Any administrative claim not asserted in a timely filed application (unless subject to an exception) will not be enforceable against the Debtors. As the claims resolution process remains ongoing, the allowed amounts of certain administrative claims have not yet been established. The Company recorded an estimate of the allowed amount of administrative claims as of the Effective Date, based on the best information then available to the Company. The claims resolution process for such claims could result in additional expense or income in the Successor's financial statements if actual results differ from such estimates. Such additional expense or income could be material.

Secured Claims: Secured claims were satisfied by reinstatement of each obligation on its original terms, satisfied on deferred payment terms or paid in full in cash. The claims resolution process with respect to certain secured claims remains ongoing.

Leases and Contracts: During the pendency of the Chapter 11 case and effective as of the Effective Date, the Debtors assumed a number of leases and other executory contracts, as well as certain employee benefit programs. Any past due amounts owed under the assumed leases and contracts were required to be cured, and all undisputed cure payments were made shortly after the Effective Date. Disputes as to certain cure obligations remain pending before the Court. Continuing obligations under the assumed leases and contracts will be satisfied in the ordinary course of business. Any lease or contract that was not assumed, rejected or otherwise disposed of by Court order during the pendency of the Chapter 11 case was deemed rejected under the Plan as of the Effective Date. Pre-petition amounts owing under rejected leases and contracts, as well as prospective rejection damage claims, were treated as unsecured claims under the Plan. See "—Claims Resolution and Plan Distributions" above.

Dollar amounts in thousands except per share data, unless otherwise stated

Reorganization Items: Reorganization items were incurred by the Predecessor since the Petition Date as a direct result of the Debtors' Chapter 11 filings, and were comprised of the following:

		Predecessor	
		20 weeks ended November 15, 2006	Fiscal 2006
Gain on extinguishment of debt	$	(188,197)	-
Revaluation of assets and liabilities		(144,837)	-
Professional fees		31,192	42,890
Lease rejections		(42,799)	(279,276)
Employee costs		1,574	6,975
Abandoned property		-	794
Interest income		(3,583)	(1,995)
Estimated claims adjustments and other, net		12,220	(20,568)
Reorganization items, net gain	$	(334,430)	(251,180)
Cash effect of reorganization items:			
Professional fees	$	14,337	48,435
Employee costs		-	6,610
Interest income		(3,683)	(1,555)
Other		431	1,537
Total cash effect of reorganization items	$	11,085	55,027

Gain on extinguishment of debt reflected the restructuring of the Company's capital structure and resulting discharge of pre-petition debt. Revaluation of assets and liabilities reflected adjustments from the revaluation of assets and liabilities and the write-off of the Predecessor's equity accounts. Professional fees included financial, legal, real estate and valuation services directly associated with the reorganization process. Lease rejections related to the net non-cash gains that resulted from rejections of leases, primarily real estate leases, for which rejection damage estimates were less than amounts previously recorded as liabilities. Employee costs related to the Company's key employee retention plan, by which certain key associates, including executive officers, were eligible for retention incentives.

Abandoned property represented the net book value of equipment and leasehold improvements in facilities for which the leases were rejected and the properties turned over to the landlords. In accordance with SOP 90-7, from the Petition Date through the Effective Date, interest income was classified as a component of reorganization items. Also in accordance with SOP 90-7, the Company expensed the unamortized balance of debt issue costs related to the Predecessor's senior notes as of the Petition Date. Estimated claims adjustments and other, net, related to increases and decreases to claims as resolved including reductions from potential claimants that did not file a proof of claim by the Court-established bar date.

Dollar amounts in thousands except per share data, unless otherwise stated

Liabilities Subject to Compromise: Fresh-start reporting discharged most of the Predecessor's pre-petition liabilities and reclassified the remaining liabilities subject to compromise to the appropriate liability accounts under the terms of the Plan.

Fresh-Start Reporting: In accordance with SOP 90-7, fresh-start reporting was required upon emergence from Chapter 11 because holders of existing voting shares immediately before confirmation of the Plan received less than 50% of the emerging entity and the reorganization value of the Company's assets was less than its post-petition liabilities and allowed claims.

All conditions required for the adoption of fresh-start reporting were met on November 21, 2006. However, in light of the proximity of that date to the Company's November 15, 2006, accounting period end, the effects of fresh-start reporting and the Plan of Reorganization, including the cancellation of the Predecessor's common stock and the issuance of the Successor's common stock, were reported for accounting purposes as if they occurred on November 15, 2006. Applying fresh-start reporting as of November 15, 2006, instead of November 21, 2006, did not result in a material difference to the Company's results of operations or financial condition.

The Company applied various valuation methods to calculate the reorganization value of the Successor. These methods included (i) a guideline company approach, in which valuation multiples observed from industry participants were considered and comparisons were made between the expected performance of the Company relative to other industry participants to determine appropriate multiples to apply to the Company's financial metrics; (ii) review and analysis of several recent transactions of companies determined to be similar to the Company; and (iii) a calculation of the present value of the future cash flows based on the Company's projections as included in the disclosure statement related to the Plan. The cash flows, taken from the Plan, were projected over five years, using discount rates of 15% to 25% and an assumed tax rate of 35%. In the disclosure statement related to the Plan, the reorganization value of Winn-Dixie was determined to be approximately $625 million to $890 million, with an approximate midpoint of $759 million. The reorganization value was determined using numerous projections and assumptions that are inherently subject to significant uncertainties and the resolution of contingencies beyond the control of the Company. Accordingly, there can be no assurance that the estimates, assumptions and amounts reflected in the valuation will be realized.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"), the Company allocated its reorganization value to its assets and liabilities. As detailed below, the net fresh-start valuation adjustments increased the book values of assets and liabilities by $291.8 million and $147.0 million, respectively. Management considered a number of factors, including valuations or appraisals, in determining the fair values of assets. Liabilities were revalued at present values using appropriate current interest rates. Deferred taxes were determined in accordance with U.S. generally accepted accounting principles. In addition to revaluing existing assets and liabilities, the Company recorded certain

Dollar amounts in thousands except per share data, unless otherwise stated

previously unrecognized assets and liabilities, including favorable and unfavorable leases and other intangibles. The sum of the amounts assigned to assets and liabilities exceeded the reorganization value by approximately $400.0 million. In accordance with SFAS 141, the Company allocated this excess as a reduction of asset values (to property, plant and equipment and intangible assets) on a pro-rata basis.

Adjustments to reflect the revaluation of assets and liabilities and the write-off of the Predecessor's equity accounts resulted in a net gain of $144.8 million. The restructuring of the Company's capital structure and resulting discharge of pre-petition debt resulted in a gain of $188.2 million. Both of these gains were recorded as reorganization items in the Predecessor's statement of operations.

Fresh-start reporting resulted in the selection of appropriate accounting policies for the Successor. The significant accounting policies disclosed in the Predecessor's Annual Report on Form 10-K for the fiscal year ended June 28, 2006, were adopted by the Successor, though many of the account balances were affected by the adjustments detailed below. SOP 90-7 also required the Company to adopt as of November 15, 2006, all accounting guidance that would otherwise be effective within twelve months.

The following table presents the effects of transactions outlined in the Plan and adoption of fresh-start reporting on the consolidated balance sheet as of November 15, 2006. The table reflects settlement of various liabilities, cancellation of existing stock, issuance of new stock, and other transactions, as well as the fresh-start adjustments, such as revaluation of assets and liabilities to fair values and recording of certain intangible assets.

Included in liabilities subject to compromise of $1.1 billion were amounts settled with stock valued at $759.0 million.

Dollar amounts in thousands except per share data, unless otherwise stated

		Predecessor	Plan of Reorganization Adjustments		Fresh-start Valuation Adjustments		Successor
Cash and cash equivalents	$	198,830	(40,959)	a	-		157,871
Trade and other receivables, net		139,047	(47,148)	b	4,558	g	96,457
Merchandise inventories, net		509,449	-		147,314	f	656,763
Other current assets		114,305	2,344	c	19,728	g	136,377
Total current assets		961,631	(85,763)		171,600		1,047,468
Property, plant and equipment, net		468,939	-		(237,587)	g	231,352
Intangibles and other assets		75,000	7,114	c	357,836	g	439,950
Total assets	$	1,505,570	(78,649)		291,849		1,718,770
Accounts payable	$	217,354	44,325	b	(6,698)	g	254,981
Current borrowings under DIP Credit Facility		39,956	(39,956)	a	-		-
Other current liabilities		308,870	31,741	d	19,339	g	359,950
Total current liabilities		566,180	36,110		12,641		614,931
Non-current liabilities		187,709	22,759	b	134,371	g	344,839
Total liabilities not subject to compromise		753,889	58,869		147,012		959,770
Liabilities subject to compromise		1,058,068	(1,058,068)	b	-		-
Total liabilities		1,811,957	(999,199)		147,012		959,770
Common stock		141,858	(141,804)	e	-		54
Additional paid-in-capital		37,247	910,040	e	(188,341)	h	758,946
Accumulated deficit		(463,037)	152,314	e	310,723	h	-
Accumulated other comprehensive loss		(22,455)	-		22,455	h	-
Total shareholders' (deficit) equity		(306,387)	920,550		144,837		759,000
Total liabilities and shareholders' (deficit) equity	$	1,505,570	(78,649)		291,849		1,718,770

a. Primarily reflects the payment of the DIP Credit Facility (as defined in Note 10) and related accrued interest.
b. Reflects the discharge of most of the Predecessor's pre-petition liabilities in accordance with the Plan of Reorganization, including offset of certain accounts receivable, the settlement of remaining liabilities subject to compromise through accrual of reinstated obligations or distributions payable and the accrual of insurance costs related to the confirmation of the Plan and debt issuance costs of the Credit Agreement.
c. Reflects escrow deposits and the capitalization of debt issuance costs of the Credit Agreement, net of the write-off of unamortized debt issuance costs of the DIP Credit Facility.
d. Reflects the accrual of contract cure costs of assumed contracts and leases and professional fees related to the consummation of the Plan.
e. Reflects the issuance of the Successor's common stock to pre-petition creditors, the cancellation of the Predecessor's common stock, the gain on discharge of liabilities subject to compromise and other costs incurred pursuant to the Plan.
f. Primarily reflects a change to the carrying value of inventory to reflect the reversal of the LIFO reserve and other adjustments to FIFO values (both as defined in Note 3).
g. Reflects revaluation of assets and liabilities to fair values, including recognition of certain intangible assets and the reduction of non-current assets in accordance with SFAS 141.

Dollar amounts in thousands except per share data, unless otherwise stated

h. Reflects the gain on revaluation of assets and liabilities and the elimination of the Predecessor's historical accumulated deficit and other equity accounts, resulting in the Successor's equity value of $759.0 million.

2. Liquidity

As of June 25, 2008, the Company had $657.2 million of liquidity, comprised of $455.9 million of borrowing availability under the Credit Agreement and $201.3 million of cash and cash equivalents. The Company believes it has sufficient liquidity through borrowing availability, available cash and cash flows from operating activities to fund its cash requirements for existing operations and capital expenditures through fiscal 2009.

3. Summary of Significant Accounting Policies and Other Matters

The Company: As of June 25, 2008, the Company operated as a major food retailer in five states in the southeastern United States. The Company operated 521 retail stores, with 5 fuel centers and 63 liquor stores. In support of its stores, the Company operated six distribution centers and one manufacturing operation.

Fiscal Year: The fiscal year ends on the last Wednesday in June. Fiscal 2008, 2007 and 2006 were each comprised of 52 weeks. As a result of the adoption of fresh-start reporting, the results of operations reflect 32 weeks ended June 27, 2007, of the Successor and 20 weeks ended November 15, 2006, of the Predecessor in order to report what was historically the fiscal year ended June 27, 2007.

Basis of Consolidation: The Consolidated Financial Statements include the accounts of Winn-Dixie Stores, Inc. and its subsidiaries, all of which are wholly owned and fully consolidated. Significant intercompany accounts and transactions are eliminated in consolidation.

Business Reporting Segments: The Company determined that its operations are within one reportable segment. Net sales primarily relate to grocery and supermarket items. In aggregate, sales of the pharmacy, fuel and floral departments comprised approximately 10% of retail sales for all periods reported in the Consolidated Financial Statements.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. The Company cannot determine future events and their effects with certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial calculations. The Company periodically reviews these significant factors and makes adjustments when appropriate. Actual results could differ from those estimates.

Dollar amounts in thousands except per share data, unless otherwise stated

Basis of Presentation: As discussed in Note 1, the Company emerged from Chapter 11 protection on November 21, 2006, and adopted fresh-start reporting in accordance with SOP 90-7 as of the close of business on November 15, 2006. The Company's emergence from reorganization resulted in a new reporting entity that had no retained earnings or accumulated deficit as of November 15, 2006. Accordingly, the Company's consolidated financial statements for periods prior to November 15, 2006, are not comparable to its consolidated financial statements for periods on or after November 15, 2006.

Also in accordance with SOP 90-7, pre-petition liabilities subject to compromise are segregated in the Predecessor's balance sheet and classified as liabilities subject to compromise, at management's estimate of the amount of allowable claims. Revenues, expenses, realized gains and losses, and provisions for losses that resulted from the reorganization are reported separately as reorganization items in the Predecessor's statements of operations. Net cash used for reorganization items is disclosed separately in the Predecessor's statements of cash flows.

Cash and Cash Equivalents: Cash equivalents consist of highly liquid investments with an original maturity of 90 days or less when purchased. Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash includes in transit amounts from debit, credit and electronic benefit transactions. Book overdrafts of $25.5 million and $19.4 million were classified as accounts payable in the Consolidated Balance Sheets as of June 25, 2008, and June 27, 2007, respectively.

Marketable Securities: Marketable securities consist principally of fixed income securities categorized as available-for-sale. Available-for-sale securities are recorded at fair value based on quoted market prices. Unrealized holding gains and losses, net of the related tax effects, are excluded from operations and reported in accumulated other comprehensive income until realized. A decline in the fair value of available-for-sale securities below cost that is deemed other than temporary is charged to operations, establishing a new cost basis for the security. The Company has had no such declines in the fair value of an available-for-sale security. Realized gains and losses are included in operations and calculated using the specific identification method to determine the cost of securities sold. There were no marketable securities as of June 25, 2008.

Trade and Other Receivables: Trade and other receivables primarily include amounts due from vendors related to vendor allowances and from third-party insurance companies for pharmacy billings.

Merchandise Inventories: Merchandise inventories are stated at the lower of cost or market. As of both June 25, 2008, and June 27, 2007, the dollar-value, link-chain last-in, first-out ("LIFO") method was used to determine the cost of approximately 85% of inventories, primarily non-perishable merchandise in stores and distribution centers. The LIFO reserve represents the amount of the excess of the replacement or current cost over the stated LIFO amount.

Manufacturing, pharmacy, produce and deli inventories are valued at the lower of first-in, first-out ("FIFO") cost or market. Elements of cost included in manufacturing inventories consist of material, direct labor and plant overhead.

The Company evaluates inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages as of the balance sheet date.

Property, Plant and Equipment: As a result of fresh-start reporting, property, plant and equipment was revalued in accordance with SFAS 141 as of November 15, 2006 (see Note 1). Property, plant and equipment purchased subsequent to November 15, 2006, is stated at historical cost less accumulated depreciation and amortization.

Interest costs on construction projects are capitalized as part of the costs of the newly constructed facilities. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the related asset. Building depreciation is based on a life of forty years. Store equipment depreciation is based on lives varying from five to eight years. Transportation equipment depreciation is based on lives varying from five to ten years. Distribution and manufacturing equipment depreciation is based on a life of ten years. Amortization of improvements to leased facilities is based on the term of the lease or the estimated useful life of the improvement, whichever is less.

Long-lived Assets: The Company periodically evaluates the period of depreciation or amortization for long-lived assets, which include property, plant and equipment and intangible assets with finite lives, to determine whether current circumstances warrant revised estimates of useful lives. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When such events occur, the Company compares the carrying amount of the asset to the Company's best estimate of the net undiscounted cash flows expected to result from the use and eventual disposition of the asset. If this comparison indicates that there is impairment, an impairment loss is recorded for the excess of net book value over the fair value of the impaired asset. Fair value is estimated based on the best information available, including prices for similar assets and the results of other valuation techniques.

Intangible Assets: Intangible assets primarily consist of favorable leases (which resulted from lease agreements with contract rates below market value rates as of the Effective Date), pharmacy prescription files, software, liquor licenses, and the Company's trade name and trademark. Intangible assets related to favorable leases are amortized over the lesser of the remaining lease term, including renewal options, or seventeen years. Amortization of favorable leases is recognized as an increase in rent expense within other operating and administrative expenses. Other intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives of the assets, which range from four to seven years.

Intangible assets with indefinite lives are not amortized, but are instead reviewed for impairment annually in the fourth fiscal quarter or more frequently if events or circumstances indicate that the asset may be impaired.

Deferred Rent: The Company recognizes rent holidays, including the period that it has access to a property for construction of buildings or improvements, as well as construction allowances and escalating rent provisions, on a straight-line basis over the term of the lease.

Unfavorable Leases: As a result of fresh-start reporting, the Company recorded unfavorable leases, which resulted from lease agreements with contract rates in excess of market value rates as of the Effective Date. Amortization is recognized on a straight-line basis over the remaining term of the lease (at fresh start ranged from one to seventeen years) as a reduction of rent expense within other operating and administrative expenses.

Income Taxes: The Company recognizes deferred tax assets and liabilities for estimated future tax consequences that are attributable to differences between the financial statement bases of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates for the year in which those temporary differences are expected to be recovered or settled. The Company adjusts the valuation allowance against its net deferred tax assets based upon its assessment of the likelihood of realization of such assets in the future; such adjustments may be material. Although the Company believes that the estimates and judgments used to prepare its various tax returns are reasonable and appropriate, such returns are subject to audit by the respective tax authorities.

The Company classifies interest expense related to income tax uncertainties as a component of interest expense. Any related penalties are included in other operating and administrative expenses.

Self-Insurance: The Company self-insures for certain insurable risks, primarily workers' compensation, business interruptions, general liability, automobile liability, and property losses, as well as employee medical benefits. Insurance coverage is obtained for catastrophic property and casualty exposures, as well as risks that require insurance by law or contract. Liabilities are determined by management using information such as independent actuarial estimates, and include both a liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. When applicable, anticipated recoveries are recorded in the Consolidated Statements of Operations in the same lines in which the losses are recorded, and are based on management's best estimate of amounts due from insurance providers.

The Company's accruals for insurance reserves reflect certain actuarial assumptions and management judgments regarding claim reporting and settlement patterns, judicial decisions, legislation, economic conditions and the effect of the Chapter 11 filings. Unanticipated changes in these factors may materially affect the Consolidated Financial Statements.

Facility Opening and Closing Costs: The costs of both opening new facilities and closing existing facilities are charged to operations as incurred. The Company accrues for obligations related to closed facilities, primarily stores, based upon the present value of expected payments over the remaining lease terms, net of estimated sublease income, using a discount rate based on a credit-adjusted risk-free rate. Expected payments include lease payments, real estate taxes, common area maintenance charges and utility costs. Adjustments to closed facility liabilities primarily relate to changes in sublease income, changes in costs and, during the Chapter 11 proceedings, recalculation of liabilities based upon a statutory formula when the Court approved rejection of a lease under the Bankruptcy Code. All adjustments are recorded in the period in which the changes become known. Closed facility liabilities are paid over the remaining lease terms unless the lease was rejected under the provisions of the Bankruptcy Code. Substantially all facility closings were completed within one year after the decision to close.

Revenue Recognition: The Company recognizes revenue at the time of sale for retail sales. In the Consolidated Statements of Operations, "net sales" are reported net of sales taxes and similar taxes.

Sales discounts may be offered to customers at the time of sale as part of the Company's Customer Reward Card program, as well as other promotional events. All sales discounts are recorded as a reduction of sales at the time of sale.

In addition, the Company periodically offers awards to customers in the form of sales discounts to be used on a future purchase, based on an accumulation of points as part of its Customer Reward Card program. The obligation related to the award of a future sales discount is recognized as a reduction of sales, based on a systematic and rational allocation of the cost of the award earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the award.

Cost of Sales: Cost of sales includes the cost of inventory sold during the period, net of discounts and vendor allowances; purchasing costs; transportation costs, including inbound freight and internal transfer costs; warehousing costs, including receiving and inspection costs; and other costs of the Company's distribution network.

Vendor Allowances: The Company receives allowances or rebates from certain vendors in the form of promotional allowances, quantity discounts, payments under merchandising agreements and other allowances that relate to new item introductions, slotting fees, placement of the vendors' products in premier locations within the stores, and temporary price reductions offered to customers. The allowances reduce cost of sales if the product has been sold, and reduce ending inventory if the product has not yet been sold.

Promotional allowances are recognized based on the terms of the underlying agreements, which require either specific performance or time-based merchandising of vendor products. Thus, the Company recognizes allowances when it meets the performance criteria or on the expiration of the agreement. Promotional allowances received in advance that are contractually refundable, in whole or in part, are deferred and reported in accounts payable and other liabilities until earned. Quantity discounts and payments under merchandising agreements are recognized when specified purchase or sales volume levels are achieved and are typically not received in advance. The amounts due the Company under such agreements are reported in trade and other receivables.

Dollar amounts in thousands except per share data, unless otherwise stated

Advertising: The Company expenses the costs of advertising and promotions as incurred and, depending on the location, reports these costs in other operating and administrative expenses or loss from discontinued operations. Advertising and promotional expense totaled \$94.0 million, \$51.4 million, \$34.6 million and \$88.9 million for fiscal 2008, the 32 weeks ended June 27, 2007, the 20 weeks ended November 15, 2006, and fiscal 2006, respectively.

Comprehensive Income (Loss): Comprehensive income (loss) differs from net income (loss) as shown on the Consolidated Statements of Operations due to gain on post-retirement benefit obligation, unrealized changes in the fair values of marketable securities and, for the Predecessor only, additional minimum pension liability adjustments. These items are excluded from operations and are instead recorded to accumulated other comprehensive income (loss), a component of shareholders' equity (deficit).

Share-Based Payments: The Company accounts for share-based compensation plans using the fair value method established by SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which the Company adopted effective June 30, 2005 (see Note 13).

Reclassifications and Revisions: Certain prior year amounts have been reclassified to conform to the current year's presentation. As of June 27, 2007, the Company previously reported its deferred tax liability of \$11.0 million in other liabilities in the consolidated financial statements (see Note 9). The Company corrected its allocation of the valuation allowance to deferred tax assets in the accompanying consolidated balance sheet as of June 27, 2007, which resulted in an increase of \$39.1 million of current liabilities, an increase of \$28.0 million of noncurrent assets and a decrease of \$11.0 million in noncurrent liabilities. The correction was insignificant to the consolidated balance sheet as of June 27, 2007 and had no impact on the results of operations or cash flows for any period presented in the accompanying consolidated financial statements.

4. Earnings (Loss) per Share

Basic earnings (loss) per common share is based on the weighted-average number of common shares outstanding for the periods presented. Diluted earnings (loss) per share is based on the weighted-average number of common shares outstanding, plus the incremental shares that would have been outstanding on the assumed vesting and exercise of all common stock equivalents (options, restricted stock and restricted stock units, collectively "CSEs"), subject to anti-dilution limitations.

For fiscal 2008 and the 32 weeks ended June 27, 2007, the weighted-average number of common shares outstanding used in the calculation of diluted earnings per share included approximately 0.3 million and 0.2 million CSEs, respectively. For the 20 weeks ended November 15, 2006, and fiscal 2006, there were no dilutive CSEs. The calculations excluded approximately 1.3 million, 1.1 million, 6.5 million and 7.1

Dollar amounts in thousands except per share data, unless otherwise stated

million anti-dilutive CSEs for fiscal 2008, the 32 weeks ended June 27, 2007, the 20 weeks ended November 15, 2006, and fiscal 2006, respectively.

5. Inventory

LIFO (charges) benefits recognized (increased) reduced cost of sales for continuing operations by $(19.6) million, $(5.1) million, $1.8 million and $0.5 million for fiscal 2008, the 32 weeks ended June 27, 2007, the 20 weeks ended November 15, 2006 and fiscal 2006, respectively. The LIFO charge for fiscal 2008 was net of a benefit of $1.4 million related to liquidation of LIFO layers. There was no benefit from liquidation of LIFO layers in the 32 weeks ended June 27, 2007. The LIFO benefit for the 20 weeks ended November 15, 2006 included $2.4 million related to liquidation of LIFO layers.

As more fully described in Note 15, fiscal 2006 loss on disposal of discontinued operations included a benefit from liquidation of LIFO layers.

6. Property, Plant and Equipment

Property, plant and equipment consisted of:

		June 25, 2008	June 27, 2007
Land and land improvements	$	11,480	12,269
Buildings		42,857	44,503
Furniture, fixtures, machinery and equipment		267,945	140,236
Transportation equipment		14,386	13,432
Improvements to leased facilities		138,899	66,000
Construction in progress		40,368	37,318
		515,935	313,758
Less: Accumulated depreciation		(90,879)	(31,501)
		425,056	282,257
Assets under capital leases, net of accumulated amortization of $6,062 ($1,101 in 2007)		21,810	17,917
Property, plant and equipment, net	$	446,866	300,174

Assets under capital leases are primarily transportation equipment, store facilities and related land.

Dollar amounts in thousands except per share data, unless otherwise stated

7. Intangible Assets

	Weighted average remaining amortization period (years)	June 25, 2008		June 27, 2007	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets					
Favorable leases	15	$ 244,816	(24,974)	258,256	(10,114)
Pharmacy prescription files	5	24,087	(5,778)	25,209	(2,339)
Software	2	45,826	(18,457)	37,312	(6,915)
Total		$ 314,729	(49,209)	320,777	(19,368)
Unamortized Intangible Assets					
Trade name and trademark		$ 21,513		22,815	
Liquor licenses		7,742		7,579	
		$ 29,255		30,394	
Estimated Amortization Expense					
Fiscal 2009		$ 27,499			
Fiscal 2010		24,714			
Fiscal 2011		24,182			
Fiscal 2012		21,721			
Fiscal 2013		18,350			
Thereafter		149,054			
		$ 265,520			

Amortization of intangible assets was $31.9 million and $19.4 million for fiscal 2008 and the 32 weeks ended June 27, 2007, respectively. Amortization for favorable leases was $15.9 million and $10.1 million for fiscal 2008 and the 32 weeks ended June 27, 2007. During fiscal 2008 and for the 32 weeks ended June 27, 2007, the Company recognized tax attributes that existed as of November 15, 2006, and thereby reduced intangible assets by $15.4 million and $19.8 million, respectively (See Note 9).

Dollar amounts in thousands except per share data, unless otherwise stated

8. Impairment Charges

Impairment charges for fiscal 2008, the 32 weeks ended June 27, 2007, the 20 weeks ended November 15, 2006, and fiscal 2006 were comprised of the following:

	Successor		Predecessor	
	Fiscal 2008	32 weeks ended June 27, 2007	20 weeks ended Nov. 15, 2006	Fiscal 2006
Store facilities	$ 1,002	-	20,778	6,191
Manufacturing facilities	-	-	-	46
Distribution centers	-	-	-	8,239
Information technology projects	-	-	-	313
Total, continuing operations	1,002	-	20,778	14,789
Impairment charges, discontinued operations	-	-	79	8,503
Total impairment charges	$ 1,002	-	20,857	23,292

The Company periodically estimates the future cash flows expected to result from various long-lived assets and the residual values of such assets. In some cases, the Company concluded that the undiscounted cash flows were less than the carrying values of the related assets, resulting in all of the impairment charges identified above.

9. Income Taxes

Income tax expense (benefit) for continuing operations consisted of:

	Successor		Predecessor	
	Fiscal 2008	32 weeks ended June 27, 2007	20 weeks ended Nov. 15, 2006	Fiscal 2006
Current				
Federal	$ -	-	(2,622)	(10,342)
State	-	-	(11,358)	721
	-	-	(13,980)	(9,621)
Deferred				
Federal	11,839	14,970	-	-
State	1,379	2,056	-	-
	13,218	17,026	-	-
Total	$ 13,218	17,026	(13,980)	(9,621)

Dollar amounts in thousands except per share data, unless otherwise stated

The following table reconciles the federal statutory income tax rate to the effective income tax rate for continuing operations:

	Successor		Predecessor	
	Fiscal 2008	32 weeks ended June 27, 2007	20 weeks ended Nov. 15, 2006	Fiscal 2006
Federal statutory income tax rate	35.00 %	35.00 %	35.00 %	35.00 %
State and local income taxes, net of federal income tax benefits	2.95	2.94	(3.10)	0.51
Company-owned life insurance gain	-	-	20.44	-
Tax credits	(0.98)	(0.40)	(0.04)	(0.33)
Effect of permanent differences related to bankruptcy	(2.72)	(7.00)	(6.07)	16.32
Valuation allowance	-	-	(51.25)	(57.41)
Prior year tax return to provision adjustment	3.94	-	-	-
Other, net	12.59	6.89	(0.86)	(4.55)
Effective tax rate	50.78 %	37.43 %	(5.88) %	(10.46) %

Income tax expense of $13.2 million and $17.0 million was recognized for fiscal 2008 and the 32 weeks ended June 27, 2007, respectively. The expense will not result in significant cash payments due to the availability of net operating loss ("NOL") carryforwards, as further described below. The income tax benefit recognized for the 20 weeks ended November 15, 2006, was attributable to the Company's ability to carry back certain NOLs and an $11.6 million benefit associated with the resolution of a state tax matter.

In fiscal 2006, in addition to the tax benefit related to the Company's ability to carry back certain NOLs, the Company recorded a benefit of $4.5 million to correct fiscal 2005 errors, including a benefit of $11.7 million related to additional refunds from NOL carrybacks, partially offset by an expense of $7.2 million that primarily related to depreciation and LIFO errors. The errors were insignificant to fiscal 2006 and fiscal 2005.

Valuation Allowance

The Company maintains a full valuation allowance against substantially all of its net deferred tax assets. The valuation allowance will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the net deferred tax assets will be realized.

Dollar amounts in thousands except per share data, unless otherwise stated

NOL Carryforwards

As of June 25, 2008, the Company had NOL carryforwards for federal income tax purposes of $540.6 million that will begin to expire in fiscal 2025, and NOL carryforwards for state income tax purposes of $1.0 billion that will begin to expire in fiscal 2015. In addition, the Company had tax credit carryforwards of $25.0 million for federal income tax purposes, which will begin to expire in fiscal 2023.

During fiscal 2008, the Company filed its fiscal 2007 federal income tax return and did not elect out of the bankruptcy exception under §382(l)(5) of the Internal Revenue Code (the "IRC"). Therefore, the Company's emergence from bankruptcy did not constitute an ownership change for purposes of §382 and there is no limitation currently imposed on the utilization of its NOLs.

The benefits associated with any recognition of tax attributes that existed at the time of emergence do not reduce income tax expense. Instead, the benefits first reduce intangible assets to $0 and then increase shareholders' equity (see Note 19). The Company recognized tax attributes that existed as of November 15, 2006, totaling $15.4 million and $19.8 million for fiscal 2008 and the 32 weeks ended June 27, 2007, respectively, and thereby reduced intangible assets by this amount.

FIN 48

Effective November 15, 2006, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109" ("FIN 48"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 25, 2008, the Company had $20.3 million of unrecognized tax benefits; if recognized, $779 thousand of this amount would change the effective income tax rate. The Company does not anticipate that it will record any significant change in the unrecognized tax benefit during fiscal 2009.

During fiscal 2008, the Company executed a settlement with the Internal Revenue Service ("IRS") in connection with the IRS' examination of the Company's federal income tax returns for fiscal years 2003 and 2004. No payment of additional tax was required as a result of the settlement. Generally, the statute of limitations remains open for the Company's federal and state income tax returns for its fiscal 2005 through 2007 tax years.

Dollar amounts in thousands except per share data, unless otherwise stated

A reconciliation of the unrecognized tax benefits is as follows:

Balance as of November 15, 2006	$	46,481
Additions for tax positions of prior years		4,804
Reductions for tax positions of prior years		(8,573)
Settlements		(21,205)
Balance as of June 27, 2007	$	21,507
Additions for tax positions of prior years		14,429
Reductions for tax positions of prior years		(15,640)
Balance as of June 25, 2008	$	20,296

Deferred tax assets and liabilities consisted of the following:

		June 25, 2008	June 27, 2007
Deferred tax assets:			
Insurance claims and self-insurance	$	73,443	84,014
Compensation		18,172	11,922
Property, plant and equipment		80,761	104,509
Unfavorable leases		48,529	53,399
Accrued rent		2,894	5,439
Retirement and benefits		6,106	6,704
State NOL carryforwards		36,271	35,124
Federal NOL carryforwards		189,245	167,860
Federal tax credits		25,045	19,726
Other, net		7,466	9,014
Total deferred tax assets		487,932	497,711
Less: Valuation allowance		(334,571)	(341,179)
Net deferred tax assets		153,361	156,532
Deferred tax liabilities:			
Merchandise inventories		(65,844)	(53,085)
Favorable leases		(84,346)	(101,129)
Intangible assets		(11,103)	(11,044)
Accumulated other comprehensive income		(3,171)	(2,318)
Total deferred tax liabilities		(164,464)	(167,576)
Net deferred tax liabilities	$	(11,103)	(11,044)

10. Debt

As of June 25, 2008 and June 27, 2007, the carrying amount of the Company's debt was $58 thousand and $14 thousand, respectively, which approximates fair value as determined by quoted market prices. The contractual maturity of the entire amount of the debt is fiscal 2012.

Dollar amounts in thousands except per share data, unless otherwise stated

Successor

Credit Agreement

On the Effective Date, Winn-Dixie Stores, Inc. and certain of its subsidiaries entered into an Amended and Restated Credit Agreement ("Credit Agreement"). The Credit Agreement, to be used for working capital and general corporate purposes, provides for a $725.0 million senior secured revolving credit facility, of which a maximum of $300.0 million may be utilized for letters of credit. The Credit Agreement matures November 21, 2011, at which time all amounts then outstanding under the agreement will be due and payable. At the request of the Company, under certain conditions the facility may be increased by up to $100.0 million. Obligations under the Credit Agreement are guaranteed by substantially all of the Company's subsidiaries and are secured by senior liens on substantially all assets of the Company. Debt issuance costs of $9.2 million are being amortized over the term of the Credit Agreement. This Form 10-K contains only a general description of the terms of the Credit Agreement and is qualified in its entirety by reference to the full Credit Agreement (filed as Exhibit 10.1 to the Form 8-K filed on November 28, 2006). The following capitalized terms have specific meanings as defined in the Credit Agreement: Agent, Borrowing Base, Capital Expenditures, EBITDA, Excess Availability, and Reserves.

As of the Effective Date, existing letters of credit under the DIP Credit Facility (as defined below) were rolled over as letters of credit under the Credit Agreement. The Company had no material borrowings on the Credit Agreement, other than fees charged by the lender, during the 32 weeks ended June 27, 2007 and fiscal 2008. As of June 25, 2008, $58 thousand was outstanding.

At the Company's option, interest under the Credit Agreement is based on LIBOR or the bank's prime rate ("Prime"), plus an applicable margin that varies based on the level of Excess Availability under the Credit Agreement. As of June 25, 2008, the rates in effect for the first $50.0 million borrowed were LIBOR plus 3.75% or Prime plus 2.00%, at the Company's option. For amounts borrowed in excess of $50.0 million, the rates in effect as of June 25, 2008, were LIBOR plus 1.25% or Prime. Also in effect as of June 25, 2008, was a standby letter of credit fee of 1.25%. In addition, there is an unused line fee of 0.25%, a sub-facility letter of credit fee of 1.0%, and a letter of credit fronting fee of 0.25%.

The Credit Agreement contains various representations, warranties and covenants that are customary for such financings, including among others, reporting requirements and financial covenants. The financial covenants require that the Company maintain Excess Availability of at least $75.0 million to avoid triggering the financial covenants regarding (i) minimum consolidated EBITDA (as defined in the Credit Agreement) and (ii) minimum consolidated EBITDA less Capital Expenditures. At all times, Excess Availability, as defined, is not permitted to fall below $50.0 million, which effectively reduces the Company's borrowing ability. In addition, certain covenants substantially restrict the Company's ability to incur additional indebtedness, create liens, make certain investments, sell assets or pay dividends. The Company's obligations under the Credit Agreement may be accelerated on certain events of default, including any breach

Dollar amounts in thousands except per share data, unless otherwise stated

of any of the representations, warranties or covenants made in the Credit Agreement.

Borrowing availability was $455.9 million as of June 25, 2008, as summarized below:

		June 25, 2008
Lesser of Borrowing Base or Credit Agreement capacity [1]	$	505,912
Outstanding borrowings		(58)
Excess Availability		505,854
Limitation on Excess Availability		(50,000)
Borrowing availability	$	455,854

[1] Net of Reserves of $212.0 million, including $192.6 million related to outstanding letters of credit.

As shown above, availability under the Credit Agreement is determined net of Reserves, which are subject to revision by the Agent to reflect events or circumstances that adversely affect the value of the Borrowing Base assets. Accordingly, a determination by the Agent to increase Reserves would reduce availability.

Letters of credit are considered reserves against the borrowing availability. As of June 25, 2008, letters of credit totaling $192.6 million were issued under the Credit Agreement. Outstanding letters of credit relate primarily to workers' compensation programs.

Predecessor

Subsequent to the Petition Date, the Court authorized Winn-Dixie Stores, Inc. and five specified debtor subsidiaries to enter into an $800.0 million credit facility (the "DIP Credit Facility"). As of both the Effective Date and June 28, 2006, the outstanding balance on the DIP Credit Facility was $40.0 million under the term loan portion of the facility. On the Effective Date, the Company repaid the DIP Credit Facility, which was then terminated. In addition to the DIP Credit Facility, the Predecessor had $300.0 million of outstanding senior notes (the "Notes"), which were included in liabilities subject to compromise in the Predecessor's balance sheet. In accordance with the Plan, the Notes were cancelled and the holders thereof received shares of the Successor's common stock. In accordance with SOP 90-7, as of the Petition Date, the Predecessor ceased accruing interest on all unsecured debt subject to compromise, primarily the Notes. See the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2006, for more information about the DIP Credit Facility and the Notes.

Dollar amounts in thousands except per share data, unless otherwise stated

11. Interest (Income) Expense, Net

Interest (income) expense, net, from continuing operations consisted of the following:

	Successor		Predecessor	
	Fiscal 2008	32 weeks ended June 27, 2007	20 weeks ended Nov. 15, 2006	Fiscal 2006
Interest expense	$ 8,212	4,210	6,379	13,758
Capitalized interest	(2,572)	(726)	(187)	(224)
Interest income	(8,703)	(7,616)	(665)	(1,566)
Interest (income) expense, net	$ (3,063)	(4,132)	5,527	11,968

In accordance with SOP 90-7, as of the Petition Date the Company ceased accruing interest on unsecured pre-petition debts classified as liabilities subject to compromise. $10.2 million and $26.6 million of interest on unsecured debts, at the stated contractual rates, was not accrued for this reason during the 20 weeks ended November 15, 2006, and fiscal 2006, respectively.

12. Retirement Plans

Profit Sharing/401(k) Plan
The Company has a Profit Sharing/401(k) Plan that has a noncontributory, trusteed profit-sharing feature and a contributory, trusteed 401(k) feature. The plan is in effect for eligible associates and may be amended or terminated at any time. For fiscal 2008, charges to operations for plan contributions amounted to $8.7 million. Charges to operations for plan contributions amounted to $5.6 million, $3.8 million and $9.3 million for the 32 weeks ended June 27, 2007, the 20 weeks ended November 15, 2006, and fiscal 2006, respectively. The assets and liabilities of this plan are excluded from the Consolidated Balance Sheets.

Post-retirement benefits
The Company provides medical insurance benefits to current and future retirees until age 65. Employees are eligible for benefits after attaining 55 years of age and ten years of full-time service with the Company. Other than retirees and active employees who had reached 55 years of age and had twenty years of service as of January 1, 2003, all covered individuals contribute amounts expected to be the full cost of coverage under the plan. The Company adopted SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132(R)" as of November 15, 2006.

Dollar amounts in thousands except per share data, unless otherwise stated

The components of net periodic benefit expense for the retiree medical plan and the death benefit continued by the Successor (see Defined Benefit Plan, below) consisted of the following:

	Successor		Predecessor	
	Fiscal 2008	32 weeks ended June 27, 2007	20 weeks ended Nov. 15, 2006	Fiscal 2006
Interest cost	$ 1,358	965	241	632
Amortization of prior service cost	-	-	532	1,873
Recognized net actuarial gain	(371)	-	-	(177)
Curtailment loss	-	-	-	1,086
Net periodic benefit expense	$ 987	965	773	3,414

Accumulated gain not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income was $8.2 million and $6.0 million as of June 25, 2008, and June 27, 2007, respectively. The Company expects to recognize $0.4 million of the accumulated gain as a component of net periodic benefit expense in fiscal 2009.

Changes in the post-retirement benefit obligation were as follows:

Predecessor:	
Benefit obligation as of June 28, 2006	$ 11,765
Interest cost	241
Actuarial gain	(225)
Benefits paid	(740)
Benefit obligation as of November 15, 2006	$ 11,041
Successor:	
Benefit obligation as of November 15, 2006	$ 11,041
Death benefit obligation as of November 15, 2006	17,712
Interest cost	965
Benefits paid	(944)
Actuarial gain	(6,011)
Benefit obligation as of June 27, 2007	$ 22,763
Interest cost	1,358
Actuarial gain	(2,596)
Benefits paid	(1,380)
Benefit obligation as of June 25, 2008	$ 20,145

The benefit obligation is included in accrued expenses and other liabilities in the accompanying Consolidated Balance Sheets. Fresh-start reporting resulted in the recognition of $5.6 million of unrecognized actuarial gain and prior service cost as of November 15, 2006 (see Note 1).

Dollar amounts in thousands except per share data, unless otherwise stated

The discount rate used to determine net periodic benefit expense for the retiree medical plan was 4.75% for the period from June 30, 2005, to December 31, 2005. The discount rate was revised as of January 1, 2006, to 5.25% for the remainder of fiscal 2006 due to accounting for the portion of benefits related to terminated employees as a curtailment. The Company used a discount rate of 6.20% for the 20 weeks ended November 15, 2006. Due to fresh-start reporting, the Company revised the discount rate to 5.65% for the period from November 16, 2006, to June 27, 2007. The discount rate used in fiscal 2008 was 6.27%.

Assumed health care cost rates significantly affect amounts related to the retiree medical plan. The health care cost trend rate assumed was 9.0% for fiscal 2008, 9.5% for fiscal 2007, and 8.5% for fiscal 2006. The rate to which the cost trend is assumed to decline (the ultimate trend rate) is 5.0%, which is assumed to be reached in fiscal 2015. A one-percentage point change in assumed health care cost trend rates would have had the following effects:

		1 % Increase	1 % Decrease
Effect on total of service and interest cost	$	9,463	9,119
Effect on postretirement benefit obligation	$	87,423	84,769

The Company expects to pay the following benefits during the indicated fiscal years:

Fiscal 2009	$	1,937
Fiscal 2010		1,905
Fiscal 2011		1,838
Fiscal 2012		1,629
Fiscal 2013		1,339
Fiscal years 2014-2018		6,352

Defined Benefit Plan

The Predecessor had a non-qualified defined benefit plan (the "Defined Benefit Plan") that provided retirement and death benefits to certain executives and other members of management. The plan was a non-funded contributory plan. As of the Effective Date, the Defined Benefit Plan was terminated under the Plan of Reorganization. The retirement benefit portion of the liability was settled as unsecured claims through the issuance of stock. The Successor continued the death benefit portion, which is reported as part of the post-retirement benefit obligation for periods subsequent to November 15, 2006 (discussed above).

Dollar amounts in thousands except per share data, unless otherwise stated

For the Defined Benefit Plan, the components of net periodic benefit expense and other amounts recognized in other comprehensive loss through November 15, 2006, consisted of the following:

		Predecessor	
		20 weeks ended Nov. 15, 2006	Fiscal 2006
Interest cost	$	1,957	4,662
Recognized net actuarial loss		672	4,375
Net periodic benefit expense	$	2,629	9,037
Net loss (gain) recognized in other comprehensive loss		1,854	(16,945)
Total recognized in net periodic benefit expense and other comprehensive loss	$	4,483	(7,908)

Changes in the projected benefit obligation were as follows:

		Predecessor
Benefit obligation at June 28, 2006	$	87,861
Interest cost		1,957
Actuarial loss		2,526
Benefits paid		(1,989)
Discharge of liability under the Plan (see Note 1)		(72,643)
Death benefit continued		(17,712)
Benefit obligation at November 15, 2006	$	-

The discount rate used to determine net periodic benefit expense for the Defined Benefit Plan was 6.20% and 4.75% for the 20 weeks ended November 15, 2006 and fiscal 2006, respectively.

Supplemental Retirement Plan
The Predecessor had a defined contribution, deferred compensation supplemental retirement plan in effect for eligible management associates. On emergence, the supplemental retirement benefits were settled as unsecured claims through the issuance of stock (see Note 1) and the supplemental retirement plan was terminated.

13. Share-Based Payments

Successor

General information
Under the Equity Incentive Plan (the "EIP"), the Compensation Committee of the Company's Board of Directors may grant up to 7.6 million share-based payments to officers, employees and directors, among others. Grants may include stock options, restricted stock and restricted stock units, as well as other forms of share-based

Dollar amounts in thousands except per share data, unless otherwise stated

payments. As of June 25, 2008, 3.5 million share-based payments were available for future grant under the EIP.

The shares will be issued from authorized and unissued shares of the Company's common stock. Expired and or forfeited awards become available for re-issuance. Vesting and exercise of share-based awards are contingent on continued employment.

The Company recognizes compensation expense on a straight-line basis over the vesting period of share-based payments. Total compensation expense related to share-based payments was $13.5 million and $3.5 million for fiscal 2008 and the 32 weeks ended June 25, 2007. As of June 25, 2008, the Company had $24.7 million of unrecognized compensation expense related to share-based payments, which it expects to recognize over a weighted-average period of 1.8 years.

Options

In accordance with the EIP, the exercise price of an option cannot be less than the fair value of the Company's common stock on the grant date. Options generally vest in equal installments on the first three anniversary dates of the grants and expire seven years from the grant date. Changes during fiscal 2008 were as follows:

	Number of Shares (thousands)	Weighted-Average Exercise Price per share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($)
Outstanding as of June 27, 2007	2,820	$ 21.26		
Granted	148	23.52		
Exercised	(11)	23.52		
Forfeited	(73)	24.05		
Expired	(6)	28.01		
Outstanding as of June 25, 2008	2,878	$ 21.30	5.74	$ 2,854
Exercisable as of June 25, 2008	673	$ 23.46	5.78	$ 242
Expected to vest as of June 25, 2008	2,874	$ 21.29	5.74	$ 2,854

The total intrinsic value of stock options exercised during fiscal 2008 was $15.4 thousand. No options were exercised during the 32 weeks ended June 27, 2007.

Dollar amounts in thousands except per share data, unless otherwise stated

The fair value of options is estimated at the grant date using the Black-Scholes option-pricing model, which requires the use of various assumptions. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the grant date. The Company assumes a dividend yield of 0%, since it does not pay dividends and has no current plans to do so. The volatility assumptions are based on historical volatilities of comparable publicly traded companies using daily closing prices for the historical period commensurate with the expected term of the option. Due to the Company's recent emergence from bankruptcy, its historical volatility data is not considered in determining expected volatility. The expected life of the options is determined based on the simplified assumption that the options will be exercised evenly from vesting to expiration. The weighted-average grant-date fair value of the options granted during fiscal 2008 and the 32 weeks ended June 27, 2007, was $7.68 and $7.45, respectively, which was determined using the following assumptions:

	Fiscal 2008	32 weeks ended June 27, 2007
Risk-free interest rate range	2.38% - 4.94%	4.45% - 4.93%
Expected dividend yield	0.0%	0.0%
Expected life (years)	4.5	4.38 - 4.75
Volatility range	29.35% - 31.31%	31.14% - 35.50%

Restricted Stock Units

Restricted stock units ("RSUs") are payable upon vesting as one share of common stock for each unit. The RSUs generally vest in equal installments on the first three anniversary dates of the grants. The RSUs do not have voting rights and are not entitled to dividends, if declared. The grant-date fair value of RSUs is equal to the closing price of the Company's stock on the grant dates. The total value of shares vested during fiscal 2008 was $3.0 million. No shares vested during the 32 weeks ended June 27, 2007.

Changes during fiscal 2008 were:

	Number of Shares (thousands)		Weighted-Average Grant Date Fair Value per share
Nonvested balance as of June 27, 2007	930	$	15.82
Granted	285		21.37
Vested	(169)		16.86
Forfeited	(29)		19.04
Nonvested balance as of June 25, 2008	1,017	$	17.10
Expected to vest as of June 25, 2008	1,016	$	17.10

Predecessor

The Predecessor issued no share-based payments during the 20 weeks ended November

Dollar amounts in thousands except per share data, unless otherwise stated

15, 2006. As of November 15, 2006, the following share-based payments were outstanding: 3.2 million stock options, 2.8 million RSUs, and 0.5 million shares of restricted stock. Under the Plan of Reorganization, all of these share-based payments were canceled as of the Effective Date. Share-based compensation expense for the 20 weeks ended November 15, 2006, was $11.6 million, which included the accelerated recognition of $9.2 million of share-based compensation expense due to the cancellation of the Predecessor's share-based payments (see Note 1 regarding fresh-start reporting). Compensation expense related to share-based payments was $7.0 million for fiscal 2006. See the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2006, for a detailed description of the Predecessor's share-based payments.

SFAS 123R

Effective June 30, 2005, the Company adopted SFAS 123R using the modified prospective application transition method. Previously, the Company expensed share-based payments as permitted under SFAS 123, "Accounting for Stock-Based Compensation." The financial statements as of and for periods ended prior to June 30, 2005, were not restated to reflect adoption of SFAS 123R.

The primary effects of the adoption of SFAS 123R were on the annual financial statement disclosures and certain calculations involving forfeitures. SFAS 123R requires the Company to estimate forfeitures for unvested awards at the grant date, while SFAS 123 had permitted the Company to record forfeitures only upon occurrence. Upon adoption of SFAS 123R, the Predecessor recognized a cumulative effect of a change in accounting principle that decreased net loss by $4.6 million, or $0.03 per diluted share. The tax expense of the cumulative effect was offset by a tax benefit, due to a related change in the Company's deferred tax assets and valuation allowance; thus, the Company recorded no net tax impact upon adoption of SFAS 123R.

14. Leases

The Company leases substantially all of its stores and other facilities, as well as certain information technology equipment and transportation equipment. The majority of the Company's lease obligations relate to real properties with remaining terms ranging from less than one year to thirty-one years. Many of the Company's leases contain renewal options after the initial term. In addition to minimum rents, certain store leases require contingent rental payments if sales volumes exceed specified amounts.

Dollar amounts in thousands except per share data, unless otherwise stated

Lease Commitments

As of June 25, 2008, future contractual minimum lease payments under both capital and operating leases that have remaining terms in excess of one year are:

	Capital	Operating	Subleases	Net
Fiscal Year:				
2009	$ 9,696	227,671	(2,216)	235,151
2010	9,456	215,075	(1,512)	223,019
2011	6,114	204,738	(1,363)	209,489
2012	3,401	188,054	(953)	190,502
2013	575	171,367	(662)	171,280
Thereafter	-	856,947	(85)	856,862
Total minimum lease payments	29,242	1,863,852	(6,791)	1,886,303
Less: Amount representing interest	3,624			
Present value of net minimum lease payments	$ 25,618			

The carrying amount of the Company's capital lease obligations of $25.6 million and $24.9 million approximates fair value as of June 25, 2008 and June 27, 2007.

Minimum rentals, contingent rentals and sublease rentals under operating leases, for both continuing and discontinued operations, were as follows:

	Successor		Predecessor	
	Fiscal 2008	32 weeks ended June 27, 2007	20 weeks ended Nov. 15, 2006	Fiscal 2006
Minimum rentals	$ 197,613	119,761	76,640	233,860
Contingent rentals	376	151	108	757
Less: Sublease rentals	(1,215)	(909)	(649)	(1,559)
Total	$ 196,774	119,003	76,099	233,058

Closed Facilities

The following summarizes the changes in the lease liability on closed facilities of the Predecessor:

	Predecessor
Balance as of June 28, 2006	$ 22,703
Additions/adjustments	6,988
Utilization	(1,337)
Adjustments due to lease rejections	(27,724)
Balance as of November 15, 2006	$ 630

The balance as of November 15, 2006, related to one facility, only a portion of which was closed. The Successor will pay this liability in the normal course of business over the remaining term of the lease. The additions/adjustments amount includes the effect

Dollar amounts in thousands except per share data, unless otherwise stated

on operations from the accretion of the present value of the expected future rental payments, additional leases added to the accrual and adjustments due to the settlement of certain existing leases. The utilization amount includes payments made for rent and related costs.

Through the Effective Date, upon Court approval of the rejection of a real property lease, the previously recorded liability was reversed as an adjustment due to lease rejections. The reduction of those lease liabilities due to rejections was partially offset by an accrual for claims for damages due to lease rejection, as limited by §502(b)(6) of the Bankruptcy Code, which accrual was also included in liabilities subject to compromise. The net effect of the lease rejection adjustment and the claim liability accrual was included in the Consolidated Statements of Operations as a component of reorganization items for periods through November 15, 2006.

As of June 28, 2006, the Company adopted FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations – An Interpretation of FASB Standard No. 143," which requires entities to record a liability equal to the fair value of the estimated future cost to retire an asset, if the liability's fair value can be reasonably estimated. Upon adoption, the Company recognized a charge of $1.0 million (net of income taxes), which was recorded as a cumulative effect of a change in accounting principle. The adoption increased net property and equipment by $0.1 million and increased asset retirement obligations by $1.1 million.

15. Discontinued Operations and Restructuring

In evaluating whether elements of its restructuring plans qualify for discontinued operations classification, the Company considers each store to be a component of a business, as this is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes. If the cash flows of a store to be exited will not be significant to the Company's ongoing operations and cash inflows of nearby Company stores are not expected to increase significantly because of the exit, the results of operations of the store are reported in discontinued operations. Other components, including distribution centers and manufacturing operations, are classified as discontinued operations only if the Company determines that the related continuing cash flows will not be significant to its ongoing operations. Costs incurred to dispose of a location are included in gain (loss) on disposal of discontinued operations only if the location qualifies for discontinued operations classification; otherwise, such costs are reported as restructuring charges.

Fiscal 2007 Sales and Closures

During the 20 weeks ended November 15, 2006, the Company closed seven U.S. stores and sold its 78% ownership interest in Bahamas Supermarkets Limited, which owned all of the Company's operations in The Bahamas. The sale of the Bahamian operations resulted in proceeds of $54.0 million and a gain on sale of $31.5 million, which was included in gain on disposal of discontinued operations for the 20 weeks ended November 15, 2006. Results of operations for six of the seven U.S. stores and the

Dollar amounts in thousands except per share data, unless otherwise stated

twelve stores and distribution center in The Bahamas were classified as discontinued operations. Assets and liabilities of the Bahamian operations were classified as assets held for sale and liabilities related to assets held for sale, respectively, in the Consolidated Balance Sheet as of June 28, 2006.

Financial Information

The following summarizes the results of the Company's discontinued operations:

		Predecessor	
		20 weeks ended Nov. 15, 2006	Fiscal 2006
Net sales from discontinued operations	$	24,180	745,058
Earnings (loss) from discontinued operations	$	2,333	(145,654)
Gain (loss) on disposal of discontinued operations		17,922	(320,846)
Net earnings (loss) from discontinued operations	$	20,255	(466,500)

The following tables detail the net restructuring charge (gain) and (gain) loss on disposal of discontinued operations:

		Predecessor	
Restructuring:		20 weeks ended Nov. 15, 2006	Fiscal 2006
Gain on sale/retirement, net	$	(465)	(50,435)
Lease termination costs		154	32,804
Employee termination costs		228	5,385
Other location closing costs		869	4,547
Restructuring charge (gain), net	$	786	(7,699)
(Gain) loss on disposal of discontinued operations:			
Gain on sale/retirement, net	$	(30,296)	(60,450)
LIFO liquidation		-	(39,820)
Lease termination costs		10,691	373,328
Employee termination (gain) costs		(11)	21,524
Other location closing costs		1,694	26,264
Net (gain) loss on disposal	$	(17,922)	320,846

Dollar amounts in thousands except per share data, unless otherwise stated

The following table summarizes the changes in liabilities recorded for the restructuring plans:

		Total	Employee Termination Costs	Other Location Closing Costs
Predecessor:				
Balance as of June 29, 2005	$	160	160	-
Additions		48,633	34,033	14,600
Utilizations		(33,404)	(23,319)	(10,085)
Adjustments		(11,765)	(9,515)	(2,250)
Balance as of June 28, 2006	$	3,624	1,359	2,265
Additions		663	368	295
Utilizations		(2,991)	(1,155)	(1,836)
Adjustments		(175)	(175)	-
Balance as of Nov. 15, 2006	$	1,121	397	724
Successor:				
Balance as of Nov. 15, 2006	$	1,121	397	724
Utilizations		(662)	(278)	(384)
Adjustments		(459)	(119)	(340)
Balance as of June 27, 2007	$	-	-	-

In the Consolidated Balance Sheet, employee termination costs are included in accrued wages and salaries, while other location closing costs are included in accrued expenses.

16. Insurance

The Company's primary commercial general liability, business interruption, workers' compensation, property loss and auto liability insurance coverages are issued under arrangements with insurance carriers pursuant to which the Company effectively self-insures such primary coverages. Above the respective primary policy limits, the Company maintains commercial property and liability umbrella and excess workers' compensation liability stop-loss coverage. Excess insurance applies above retentions of $2.0 million per occurrence for automobile and general liability, $1.5 million per occurrence for workers' compensation, $10.0 million per occurrence for property losses and business interruption losses related to named windstorms and $5.0 million aggregate for all other property losses in excess of $0.1 million per occurrence. The Company also self-insures its employee medical benefits program.

The reserve for self-insurance related to workers' compensation, general liability and auto liability was $183.2 million and $203.5 million as of June 25, 2008, and June 27, 2007, respectively, and is included in reserve for self-insurance liabilities in the accompanying Consolidated Balance Sheets. For fiscal 2008, this reserve decreased due to expense of $25.8 million, offset by payments of $46.2 million; this expense

Dollar amounts in thousands except per share data, unless otherwise stated

amount includes a $30.6 million benefit from favorable development, primarily related to workers' compensation claims. For the 32 weeks ended June 27, 2007, this reserve decreased due to expense of $15.9 million, offset by payments of $27.2 million; this expense amount includes a $20.6 million benefit from favorable development, primarily related to workers' compensation claims. For the 20 weeks ended November 15, 2006, this reserve increased due to expenses of $23.5 million and a reclassification of pre-petition amounts of $3.0 million, offset by payments of $19.9 million.

The Company incurred losses and damage due to hurricanes in fiscal 2006, particularly in the New Orleans and coastal Mississippi areas due to Hurricane Katrina. The Company expects to be fully covered for losses in excess of its then-applicable $10 million annual windstorm and $5 million annual flood insurance deductibles. Substantial expenditures to repair damage and replenish inventory were required in advance of the receipt of insurance proceeds, which negatively affected liquidity. As of June 25, 2008, the Company had received total advances totaling $105.1 million on its claims for the fiscal 2006 storms, and has a receivable of $2.2 million.

17. Supplemental Cash Flows Information

		Successor		Predecessor	
		Fiscal 2008	32 weeks ended June 27, 2007	20 weeks ended Nov. 15, 2006	Fiscal 2006
Interest paid	$	8,441	3,360	4,716	10,576
Interest and dividends received	$	8,650	7,044	4,316	3,852
Income taxes paid	$	322	4,151	-	-
Income taxes received	$	15,178	32,015	614	616

The Company entered into capital leases totaling $8.4 million, $14.9 million and $3.5 million during fiscal 2008, the 32 weeks ended June 27, 2007, and the 20 weeks ended November 15, 2006, respectively. Purchases of property, plant and equipment included in accounts payable were $18.5 million and $19.9 million as of June 25, 2008 and June 27, 2007, respectively. During fiscal 2008, the Company purchased equipment of $5.0 million through setoff against accounts receivables. See Note 1 regarding non-cash activities related to fresh-start reporting.

18. Commitments and Contingencies

Purchase Commitments

The Company enters into supply contracts to purchase products for resale in the ordinary course of business. These contracts may include specific merchandising obligations related to the products, and, if so, typically include either a volume commitment or a fixed expiration date; pricing terms based on the vendor's published list price; termination provisions; and other standard contractual considerations. Certain of these contracts are cancelable, typically upon return of the related vendor allowances. Remaining purchase obligations for both non-cancelable contracts, contracts for which the Company's obligations on cancellation are not specified, and

Dollar amounts in thousands except per share data, unless otherwise stated

open purchase orders totaled $176.0 million as of June 25, 2008, with remaining terms that range from one to three years, based on anticipated purchase volumes when applicable. These contracts are not recorded in the Consolidated Balance Sheets.

Bankruptcy-related Contingencies
The Debtors' creditors generally filed proofs of claim with the Court. Through a claims resolution process and on objections of the Debtors, the Court reduced, reclassified and/or disallowed a significant number of claims for varying reasons, including claims that were duplicative, amended, without merit, misclassified or overstated. Many claims were resolved prior to the Effective Date through settlement or Court orders. This process will continue until all claims are resolved (see Note 1).

Litigation - Bankruptcy and pre-petition matters
On the Petition Date, Winn-Dixie Stores, Inc., and 23 of its then-existing subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. The reorganization was jointly administered under the caption "In re: Winn-Dixie Stores, Inc., et al., Case No. 05-03817" by the Court. Two of the then-existing wholly-owned subsidiaries of Winn-Dixie Stores, Inc., did not file petitions under Chapter 11 of the Bankruptcy Code. On August 9, 2006, the Debtors filed their final plan of reorganization and related Court-approved disclosure statement. On October 10, 2006, the Company filed a modification to the plan to address objections to confirmation of the plan (the plan as modified, the "Plan" or the "Plan of Reorganization"). On November 9, 2006, the Court entered its order confirming the Plan of Reorganization.

In confirming the Plan, the Court overruled the objections to the Plan filed by, among others, several holders of landlord claims and the Florida tax collectors. Certain of the objecting parties, including four groups of landlord claimants and the Florida tax collectors, appealed the confirmation order to the United States District Court for the Middle District of Florida (the "District Court"). The issues placed on appeal by the landlord claimants derive from the substantive consolidation compromise contained in the Plan and the resulting treatment of landlord claims under the Plan. The issues placed on appeal by the Florida tax collectors relate to the treatment of ad valorem property taxes under the Plan, including the alleged immunity of the State of Florida and the jurisdiction of the Bankruptcy Court with respect to state taxes. None of the appealing parties sought to stay the effectiveness of the confirmation order, leaving the Debtors free to move forward to implement the Plan. The Debtors implemented the Plan on November 21, 2006, which became the effective date of the Plan. On July 5, 2007, the Debtors filed a motion to dismiss as moot the appeals filed by the landlord claimants. On October 10, 2007, the District Court entered its order granting the Debtors' motion and dismissing the appeals filed by the landlord claimants. On November 9, 2007, the landlord claimants filed an appeal from the District Court's dismissal order with the United States Court of Appeals for the Eleventh Circuit which is now pending before that Court. The Debtors do not believe that these appeals will have a material impact on the Plan or the Company.

As a result of the Company's Chapter 11 filing, with certain exceptions or unless

Dollar amounts in thousands except per share data, unless otherwise stated

otherwise ordered by the Court, the automatic stay prevented parties from pursuing any pre-Petition Date claims and lawsuits, and all liabilities alleged against the Debtors in such claims and lawsuits were treated in the Company's Chapter 11 cases either pursuant to the Plan or as otherwise ordered by the Court. Except as provided for in the Plan or as otherwise ordered by the Court, all pre-Petition Date claims have been discharged as against the Company. The discharge injunction imposed by the Plan should protect the Company from the assertion of these claims in the future. Claims and lawsuits based on such liabilities arising after the Petition Date but before the Effective Date generally were not subject to the automatic stay. Such claims, however, were generally subject to an administrative claims bar date imposed under the Plan. See Note 1 for additional information.

During the Chapter 11 case, the Company operated the business as debtors-in-possession pursuant to the Bankruptcy Code. As debtors-in-possession, the Company was authorized to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the approval of the Court, after notice and an opportunity for a hearing. Under the Bankruptcy Code, actions to collect pre-petition indebtedness, as well as most other pending litigation, were stayed and other contractual obligations of the Debtors generally could not be enforced. The rights of creditors and ultimate payments by the Company under pre-petition obligations were addressed in the Plan of Reorganization. See Note 1 for additional information.

In February 2004, several putative class action lawsuits were filed in the District Court against the Company and certain present and former executive officers alleging claims under the federal securities laws. In March and April 2004, three other putative class action lawsuits were filed in the District Court against the Company and certain present and former executive officers and employees of the Company alleging claims under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), related to the Company's Profit Sharing/401(k) Plan. By separate court orders, both the securities laws claims and the ERISA claims were consolidated and were to proceed as separate, single actions. As a result of the Company's Chapter 11 filing, the automatic stay prevented the plaintiffs in these class action lawsuits from proceeding against the Company. Any such claims against the Company were subordinated under the Plan pursuant to the provisions of 11 U.S.C. §510(b) and were treated in the same manner as the Company's existing shares, which were cancelled without any distribution, and such claims were discharged as against the Company. The discharge injunction imposed by the Plan will protect the Company from the assertion of these claims in the future. As to the individual co-defendants, on May 10, 2005, the District Court entered an order staying both lawsuits as to all parties and all issues in light of the Company's Chapter 11 filing. On April 5, 2007, and May 1, 2007, the District Court entered orders lifting the stays in both lawsuits. On June 4, 2007, and June 11, 2007, the plaintiffs in both lawsuits filed amended and consolidated complaints against the individual defendants. On June 25, 2007, and July 22, 2007, the individual defendants filed motions to dismiss both lawsuits. On or about November 6, 2007, the individual defendants and applicable insurers reached agreements with plaintiffs to settle the

Dollar amounts in thousands except per share data, unless otherwise stated

ERISA-based litigation. On December 4, 2007, the District Court granted the individual defendants' motion to dismiss the securities litigation.

In July 2004, attorneys representing a purported shareholder forwarded to the Company's Board of Directors a written demand that it commence a derivative legal proceeding on behalf of the Company against the Board of Directors and the Company's officers and directors who served from May 6, 2002, through July 23, 2004. This demand contended that these various individuals violated their fiduciary duties to the Company by allegedly filing and issuing false and misleading financial statements, by allegedly causing the Company to engage in unlawful conduct or failing to oversee the Company to prevent such misconduct, and by allegedly receiving without entitlement certain retirement benefits, long-term compensation and bonuses. The Company believed that all of these claims were without merit. Moreover, any derivative claims belonged to the Company's Chapter 11 estate and the automatic stay prevented any party other than the Company from pursuing such claims. Under the Plan, any such claims were released by the Company.

Litigation - Post-emergence matters

In December 2007, 26 current and former employees filed a putative class action lawsuit in the Circuit Court for Brevard County, Florida against Winn-Dixie Stores, Inc. alleging company-wide systemic age discrimination under the Florida Civil Rights Act with respect to the terms and conditions of their employment and that of others who were similarly-situated. The Company denies all allegations raised in the lawsuit, has answered the complaint and has filed motions asserting various defenses to the claims. The Company has removed the case to the bankruptcy court on the ground that the action is, either partially or in its entirety, barred by the Company's Plan of Reorganization. The Company has also filed an adversary proceeding in the bankruptcy court against the current and former employees as well as their counsel regarding claims barred by the Plan of reorganization. Discovery in the bankruptcy court is underway. The Company's state court motions are pending.

In addition, various claims and lawsuits arising in the normal course of business are pending against the Company, including claims alleging violations of certain employment or civil rights laws, claims relating to both regulated and non-regulated aspects of the business and claims arising under federal, state or local environmental regulations. The Company vigorously defends these actions.

While no one can predict the outcome of any pending or threatened litigation with certainty, the Company's management believes that any resolution of these proceedings will not have a material adverse effect on its financial condition or results of operations.

19. New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value

Dollar amounts in thousands except per share data, unless otherwise stated

Measurements" ("SFAS 157"). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years except for certain nonfinancial assets and nonfinancial liabilities for which the effective date has been deferred by one year in accordance with FASB Staff Position ("FSP") FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). Also in February 2008, the FASB issued FSP FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP FAS 157-1"). FSP FAS 157-1 amends SFAS No. 157, to exclude SFAS No. 13, "Accounting for Leases", and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. FSP FAS 157-1 is effective with the initial adoption of SFAS 157. The effect of the adoption of SFAS 157 is not expected to be material.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). This Statement permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument–by–instrument basis. Unrealized gains and losses on items for which the fair value option is elected will be recognized in net earnings at each subsequent reporting date. SFAS 159 is effective for the Company's fiscal year that begins June 26, 2008. The effect the adoption of SFAS 159 is not expected to be material.

In December 2007, the FASB issued SFAS No. 141(revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will affect income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008, and as such, the Company will adopt this standard in fiscal 2010. Management has not yet determined the impact of SFAS 141R on the consolidated financial statements. As disclosed in Note 9, the Company currently maintains a full valuation allowance against substantially all of its net deferred tax assets. Benefits associated with recognition of tax attributes that existed at the time of emergence from bankruptcy protection currently reduce intangible assets. Upon adoption of SFAS141R, subsequent reversals of the valuation allowance will instead be reflected in income tax expense.

In April 2008, the FASB issued Staff Position ("FSP") No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142,

Dollar amounts in thousands except per share data, unless otherwise stated

"Goodwill and Other Intangible Assets." This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance contained in this FSP for determining the useful life of a recognized intangible asset is applied prospectively to intangible assets acquired after the effective date. Additional disclosures required in this FSP are applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company currently adheres to the hierarchy of GAAP as presented in SFAS No. 162 and does not expect its adoption will have a material impact on its consolidated results of operations and financial condition.

20. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the fiscal years ended June 25, 2008, and June 27, 2007. Earnings (loss) per share amounts for each quarter are computed individually and may not equal the amount computed for the entire year.

		Successor			
		Quarters Ended			
Fiscal 2008		**Sept. 19 (12 Weeks)**	**Jan. 9 (16 Weeks)**	**Apr. 2 (12 Weeks)**	**June 25 (12 Weeks)**
Net sales	$	1,620,898	2,246,968	1,722,829	1,690,754
Gross profit on sales	$	446,355	599,026	483,080	455,090
Net (loss) income	$	(790)	4,071	15,024	(5,493)
Basic and diluted (loss) earnings per share	$	(0.01)	0.08	0.28	(0.10)

		Predecessor		Successor		
				Periods Ended		
Fiscal 2007		**Sept. 20 (12 Weeks)**	**Nov. 15 (8 weeks)**	**Jan. 10 (8 Weeks)**	**Apr. 4 (12 Weeks)**	**June 27 (12 Weeks)**
Sales from continuing operations	$	1,609,826	1,066,852	1,164,192	1,683,829	1,676,462
Gross profit on sales from continuing operations	$	424,430	282,607	291,158	469,981	468,159
Net (loss) income from continuing operations	$	(40,872)	292,746	(9,949)	17,829	20,585
Net income from discontinued operations	$	16,259	3,996	-	-	-
Net (loss) income	$	(24,613)	296,742	(9,949)	17,829	20,585
Basic and diluted (loss) earnings per share from continuing operations	$	(0.29)	2.07	(0.18)	0.33	0.38
Basic and diluted (loss) earnings per share	$	(0.17)	2.10	(0.18)	0.33	0.38

Dollar amounts in thousands except per share data, unless otherwise stated

	Fourth Quarter Results of Operations	
	Successor	Successor
	June 25, 2008 (12 Weeks)	June 27, 2007 (12 Weeks)
Net sales	$ 1,690,754	1,676,462
Cost of sales, including warehouse and delivery expenses	1,235,664	1,208,303
Gross profit on sales	455,090	468,159
Other operating and administrative expenses	460,670	439,370
Impairment charges	792	-
Operating (loss) income	(6,372)	28,789
Interest expense (income) , net	509	(1,270)
(Loss) income before income taxes	(6,881)	30,059
Income tax (benefit) expense	(1,388)	9,474
Net (loss) income	$ (5,493)	20,585

In the fourth quarter of fiscal 2008, the Company recorded an adjustment to its self-insurance reserves, which included a reduction in expenses of $12.3 million related to favorable development of prior years' claims, primarily workers' compensation claims, and though offsetting, general liability expense for the year was higher and workers' compensation expense for the year was lower than expected. This adjustment decreased cost of sales by $2.0 million and other operating and administrative expenses by $10.3 million.

In the fourth quarter of fiscal 2007, the Company recorded an adjustment to its self-insurance reserves, which included a reduction in expenses of $20.6 million related to favorable development of prior years' claims, primarily workers' compensation claims. This adjustment decreased cost of sales by $3.2 million and other operating and administrative expenses by $17.4 million.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
Consolidated Valuation and Qualifying Accounts
(in thousands)

Description		Balance at beginning of period	Additions charged to expense	Deductions from reserves		Balance at end of period
Successor:						
Fiscal year ended June 25, 2008:						
Reserves deducted from assets to which they apply:						
Valuation allowance on deferred tax assets	$	341,179	82,107	88,715		334,571
Allowance for doubtful receivables	$	3,663	7,015	8,772		1,906
Reserves not deducted from assets:						
Reserve for self-insurance liabilities (1)	$	203,544	25,792	46,176		183,160
32 weeks ended June 27, 2007:						
Reserves deducted from assets to which they apply:						
Valuation allowance on deferred tax assets	$	319,857	41,080	19,758	(2)	341,179
Allowance for doubtful receivables	$	9,009	3,414	8,760		3,663
Reserves not deducted from assets:						
Reserve for self-insurance liabilities (1)	$	214,847	15,907	27,210		203,544
Predecessor:						
20 weeks ended November 15, 2006:						
Reserves deducted from assets to which they apply:						
Valuation allowance on deferred tax assets	$	567,827	-	247,970	(3)	319,857
Allowance for doubtful receivables	$	9,537	4,243	4,771		9,009
Reserves not deducted from assets:						
Reserve for self-insurance liabilities (1)	$	208,182	26,577	19,912		214,847
Fiscal year ended June 28, 2006:						
Reserves deducted from assets to which they apply:						
Valuation allowance on deferred tax assets	$	463,151	104,676	-		567,827
Allowance for doubtful receivables	$	10,668	13,340	14,471		9,537
Reserves not deducted from assets:						
Reserve for self-insurance liabilities (1)	$	195,525	62,658	50,001		208,182

(1) Contains reserve for workers' compensation, general liability and auto liability and does not include reserves for the Company's self-insured medical program.

(2) Amount relates to tax attributes that existed as of November 15, 2006, and reduced intangible assets.

(3) Amount includes adjustment as required for the adoption of fresh-start reporting as of November 15, 2006.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A: CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

As of June 25, 2008, the Chief Executive Officer and the Chief Financial Officer, together with a disclosure review committee appointed by the Chief Executive Officer, evaluated the Company's disclosure controls and procedures. Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of June 25, 2008, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended ("the Exchange Act"), and are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of June 25, 2008. This assessment was performed using the criteria established under the Internal Control-Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations, including the possibility of human error or circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and reporting and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on the assessment performed using the criteria established by COSO, management concluded that the Company maintained effective internal control over financial reporting as of June 25, 2008.

(c) Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting during the fiscal quarter ended June 25, 2008, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Winn-Dixie Stores, Inc.:

We have audited Winn-Dixie Stores, Inc.'s internal control over financial reporting as of June 25, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Winn-Dixie Stores, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Winn-Dixie Stores, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 25, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Winn-Dixie Stores, Inc.

and subsidiaries as of June 25, 2008 and June 27, 2007, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the year ended June 25, 2008 (Successor Company), the 32 weeks ended June 27, 2007 (Successor Company), the 20 weeks ended November 15, 2006 (Predecessor Company), and the year ended June 28, 2006 (Predecessor Company), and our report dated August 25, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Jacksonville, Florida
Certified Public Accountants
August 25, 2008

ITEM 9B: OTHER INFORMATION

None. .

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item not otherwise set forth below is presented under the captions "Our Board of Directors – Information About Our Board of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance – Audit Committee," and "Corporate Governance – Nominating and Corporate Governance Committee" in our 2008 Proxy Statement to be filed by the Company with the SEC and is hereby incorporated by reference into this Form 10-K.

Executive Officers of the Company

Officers serve until their successors are duly elected and qualified. Set forth below is certain information concerning the executive officers of the Company as of June 25, 2008. The year appointed to current position and year first employed by the Company are both based on a calendar year.

NAME	AGE	OFFICE HELD	YEAR APPOINTED TO CURRENT POSITION	YEAR FIRST EMPLOYED BY WINN-DIXIE
Peter L. Lynch	55	President and Chief Executive Officer	2004	2004
Larry B. Appel	47	Senior Vice President, General Counsel and Corporate Secretary	2002	2002
Anthony L. Austin	50	Senior Vice President, Human Resources	2006	2006
Frank O. Eckstein	61	Senior Vice President, Retail Operations	2005	2005
David F. Henry	58	Senior Vice President, Marketing	2003	2001
Bennett L. Nussbaum	61	Senior Vice President and Chief Financial Officer	2004	2004
Daniel Portnoy	51	Senior Vice President and Chief Merchandising and Marketing Officer	2007	2007
Phillip E. Pichulo	59	Group Vice President, Development	2006	2006
Christopher L. Scott	45	Group Vice President, Logistics & Distribution	2006	2002
Charles M. Weston	60	Group Vice President, Information Technology	2005	2004

NAME	AGE	OFFICE HELD	YEAR APPOINTED TO CURRENT POSITION	YEAR FIRST EMPLOYED BY WINN-DIXIE
D. Michael Byrum	55	Vice President, Corporate Controller and Chief Accounting Officer	2000	1972
Sheila C. Reinken	47	Vice President, Finance and Treasurer	2006	2006

- President and Chief Executive Officer, Mr. Lynch was most recently President and Chief Operating Officer of Albertson's, Inc. from 2000 to July 2003.
- Senior Vice President, General Counsel and Corporate Secretary, Mr. Appel has been employed for the past five years either in the same capacity or in a position with the Company that was consistent in occupation with his present assignment.
- Senior Vice President, Human Resources, Mr. Austin was most recently Executive Vice President of Human Resources, Tenet Healthcare, from 2001-2004.
- Senior Vice President, Retail Operations, Mr. Eckstein was most recently Senior Vice President, Retail Systems of Albertson's, Inc. from 2004 to June 2005 and for the two previous years, he was Senior Vice President, DFW Division of Albertson's, Inc.
- Senior Vice President, Marketing, Mr. Henry has been employed for the past five years either in the same capacity or in a position with the Company that was consistent in occupation with his present assignment.
- Senior Vice President and Chief Financial Officer, Mr. Nussbaum was most recently Executive Vice President and Chief Financial Officer of Burger King Corporation from 2001 to 2003.
- Senior Vice President and Chief Merchandising and Marketing Officer, Mr. Portnoy was most recently President and Chief Executive Officer of Kings Super Markets, Inc. from 2004 to 2006. For the four years preceding, he was Executive Vice President of Kings Super Markets, Inc.
- Group Vice President, Development, Mr. Pichulo was Director, Construction for Saxon Partners, Inc., a retail developer from 2005 to 2006 and was a private investor from 2002 to 2004.
- Group Vice President, Logistics and Distribution, Mr. Scott has held the following positions with the Company: Vice President, Distribution and Logistics, 2004 to 2005; and Senior Director of Distribution Operations in Logistics, 2003 to 2004.
- Group Vice President, Information Technology, Mr. Weston was Vice President, Information Technology Strategy and Architecture of the Company from 2004 to 2005. For the four years preceding, he was employed at The Home Depot, Inc., most recently as Director of Merchandising Systems.
- Vice President, Corporate Controller and Chief Accounting Officer, Mr. Byrum has been employed for the past five years either in the same capacity or in a position with the Company that was consistent in occupation with his present assignment.
- Vice President, Finance and Treasurer, Ms. Reinken was most recently Chief Financial Officer of vFinance, Inc. from 2005 to 2006. She was Vice President, Finance, for Burger King Corporation from 2002 to 2004.

Code of Ethics and Code of Conduct

We adopted a Code of Ethics for Senior Executive and Financial Officers (the "Code of Ethics") that applies to our chief executive officer, chief financial officer, chief accounting officer and treasurer. The Code of Ethics was previously filed as exhibit 14.1 to Form 10-K for the year ended June 27, 2007, which Exhibit is herein incorporated by reference. Any amendments to, or waivers of, the Code of Ethics will be disclosed on our web site promptly following the date of such amendment or waiver. We also have a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all Company associates, including senior executive and financial officers. Both the Code of Ethics and the Code of Conduct are available on our web site at www.winn-dixie.com, under the "Investors" link under the "Corporate Governance" caption.

ITEM 11: EXECUTIVE COMPENSATION

The information required by this Item is presented under the captions "Executive Compensation," "Corporate Governance – Director Compensation" and "Corporate Governance – Compensation Committee Interlocks and Insider Participation" in our 2008 Proxy Statement to be filed by the Company with the SEC and is hereby incorporated by reference into this Form 10-K.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is presented under the captions "Equity Compensation Plans" and "Stock Ownership by Directors, Management and 5% Shareholders" in our 2008 Proxy Statement to be filed by the Company with the SEC and is hereby incorporated by reference into this Form 10-K.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is presented under the captions "Certain Relationships and Related Transactions" and "Corporate Governance – Board Structure" in our 2008 Proxy Statement to be filed by the Company with the SEC and is hereby incorporated by reference into this Form 10-K.

ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is presented under the caption "Audit Committee Report –Independent Registered Public Accounting Firm Fees and Services" in our 2008 Proxy Statement to be filed by the Company with the SEC and is hereby incorporated by reference into this Form 10-K.

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements and Financial Statement Schedules:

(1) Consolidated Financial Statements: See Index to Consolidated Financial Statements at Item 8 on page 32 of this report.

(2) Financial Statement Schedules: See Schedule II at Item 8 on page 79 of this report.

(3) Exhibits are incorporated herein by reference or are filed with this report as set forth in the Index to Exhibits on pages 89 through 90 hereof.

Exhibit Number	Description of Exhibit	Incorporated by Reference From
2.1	Joint Plan of Reorganization of Winn-Dixie Stores, Inc. and Affiliated Debtors.	Previously filed as Exhibit 2.1 to Form 8-K on August 11, 2006, which Exhibit is herein incorporated by reference.
2.2	First Modification to Joint Plan of Reorganization of Winn-Dixie Stores, Inc. and Affiliated Debtors.	Previously filed as Exhibit 2.1 to Form 10-Q for the quarter ended September 20, 2006, which Exhibit is herein incorporated by reference.
2.3	Order Confirming Joint Plan of Reorganization of Winn-Dixie Stores, Inc. and Affiliated Debtors entered November 9, 2006.	Previously filed as Exhibit 99.2 to Form 8-K on November 15, 2006, which Exhibit is herein incorporated by reference.
3.1	Amended and Restated Certificate of Incorporation of Winn-Dixie Stores, Inc.	Previously filed as Exhibit 3.1 to Form 8-A/A on November 21, 2006, which Exhibit is herein incorporated by reference.
3.2	Amended and Restated By-Laws of Winn-Dixie Stores, Inc.	Previously filed as Exhibit 3.2 to Form 8-A/A on November 21, 2006, which Exhibit is herein incorporated by reference.
4.1	Registration Rights Agreement dated as of December 5, 2006.	Previously filed as Exhibit 4.1 to Form 8-K on December 11, 2006, which Exhibit is herein incorporated by reference.
10.1*	Employment Agreement, dated October 23, 2006, between Winn-Dixie Stores, Inc. and Peter L. Lynch.	Previously filed as Exhibit 10.1 to Form 8-K on November 20, 2006, which Exhibit is herein incorporated by reference.
10.2*	First Amendment to Employment Agreement, dated November 20, 2007 between Winn-Dixie Stores, Inc. and Peter Lynch.	
10.3	Amended and Restated Credit Agreement, dated November 21, 2006, among Winn-Dixie Stores, Inc. and Certain of its Subsidiaries, as Borrowers, Various Financial Institutions and Other Persons from Time to Time Parties thereto, as Lenders, and Wachovia Bank, National Association, as the Administrative Agent and Collateral Agent for the Lenders.	Previously filed as Exhibit 10.1 to Form 8-K on November 28, 2006, which Exhibit is herein incorporated by reference.
10.4*	Winn-Dixie Stores, Inc. Equity Incentive Plan Form of Non-Qualified Stock Option Award Agreement.	Previously filed as Exhibit 10.2 on Form 8-K on December 21, 2006, which Exhibit is herein incorporated by reference.
10.5*	Winn-Dixie Stores, Inc. Equity Incentive Plan Form of Restricted Stock Unit Award Agreement.	Previously filed as Exhibit 10.3 on Form 8-K on December 21, 2006, which Exhibit is herein incorporated by reference.
10.6*	Winn-Dixie Stores, Inc. Directors' Deferred Compensation Plan.	Previously filed as Exhibit 10.7 on Form 10-K on August 28, 2007, with Exhibit is herein incorporated by reference.
10.7*	Winn-Dixie Stores, Inc. Amended and Restated Equity Incentive Plan.	Previously filed as Exhibit 10.1 on Form 10-Q on February 19, 2008, which Exhibit is herein incorporated by reference.
10.8*	Winn-Dixie Stores, Inc. Executive Severance Plan, effective January 31, 2008.	Previously filed as Exhibit 10.1 to Form 8-K on March 10, 2008, which Exhibit is herein incorporated by reference.

Exhibit Number	Description of Exhibit	Incorporated by Reference From
10.9*	Election Form and Waiver Agreement executed August 22, 2007, between Winn-Dixie Stores, Inc. and Thomas P. Robbins.	Previously filed as Exhibit 10.1 to Form 10-Q on October 29, 2007, which Exhibit is herein incorporated by reference.
11.0	Computation of Earnings Per Share.	See Note 4 of Notes to Consolidated Financial Statements.
14.1	Senior Executive and Financial Officers' Code of Ethics of Winn-Dixie Stores, Inc.	Previously filed as Exhibit 14.1 to Form 10-K for the year ended June 27, 2007, which Exhibit is herein incorporated by reference.
14.2	Code of Conduct	Previously filed as Exhibit 14.2 to Form 10-K for the year ended June 27, 2007, which Exhibit is herein incorporated by reference.
21.0	Subsidiaries of Winn-Dixie Stores, Inc.	
23.1	Consent of Independent Registered Public Accounting Firm.	
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.	
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.	

* Management contract or compensatory plan or agreement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WINN-DIXIE STORES, INC.

By /s/ **Peter L. Lynch**
Peter L. Lynch
President and Chief Executive Officer

Date: August 25, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ **Peter L. Lynch** (Peter L. Lynch)	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	August 25, 2008
/s/ **Bennett L. Nussbaum** (Bennett L. Nussbaum)	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	August 25, 2008
/s/ **D. Michael Byrum** (D. Michael Byrum)	Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	August 25, 2008
/s/ **Evelyn V. Follit** (Evelyn V. Follit)	Director	August 25, 2008

This page intentionally left blank.

/s/ **Charles P. Garcia** (Charles P. Garcia)	Director	August 25, 2008
/s/ **Jeffrey C. Girard** (Jeffrey C. Girard)	Director	August 25, 2008
/s/ **Yvonne R. Jackson** (Yvonne R. Jackson)	Director	August 25, 2008
/s/ **Gregory P. Josefowicz** (Gregory P. Josefowicz)	Director	August 25, 2008
/s/ **James P. Olson** (James P. Olson)	Director	August 25, 2008
/s/ **Terry Peets** (Terry Peets)	Director	August 25, 2008

This page intentionally left blank.

Exhibit 21.0

WINN-DIXIE STORES, INC.

SUBSIDIARIES OF REGISTRANT

Winn-Dixie Stores, Inc. (the "Registrant") has no parents.

The following list includes all of the active subsidiaries of the Registrant as of June 25, 2008.

Each of the following subsidiaries is owned by the Registrant, except that five subsidiaries, the names of which are indented, are owned by the subsidiary named immediately above the indentation. All subsidiaries are wholly owned.

Subsidiary	State of Incorporation
Deep South Products, Inc.	Florida
Winn-Dixie Logistics, Inc.	Florida
Winn-Dixie Warehouse Leasing, LLC	Florida
Winn-Dixie Montgomery, Inc.	Florida
Dixie Spirits, Inc.	Mississippi
Winn-Dixie Montgomery Leasing, LLC	Florida
Winn-Dixie Procurement, Inc.	Florida
Winn-Dixie Raleigh, Inc.	Florida
Winn-Dixie Raleigh Leasing, LLC	Florida
Winn-Dixie Supermarkets, Inc.	Florida
Winn-Dixie Stores Leasing, LLC	Florida
Winn-Dixie Properties, LLC	Florida
Dixie Spirits Florida, LLC	Florida
WIN General Insurance, Inc.	South Carolina

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Winn-Dixie Stores, Inc.:

We consent to the incorporation by reference in the Registration Statement No. 333-139630 on Form S-8 of Winn-Dixie Stores, Inc. of our reports dated August 25, 2008, with respect to the consolidated balance sheets of Winn-Dixie Stores, Inc. and subsidiaries (the Company) as of June 25, 2008 and June 27, 2007, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the year ended June 25, 2008 (Successor Company), the 32 weeks ended June 27, 2007 (Successor Company), the 20 weeks ended November 15, 2006 (Predecessor Company), and the year ended June 28, 2006 (Predecessor Company), and the related financial statement schedule II, and the effectiveness of internal control over financial reporting as of June 25, 2008, which reports appear in the June 25, 2008 Annual Report on Form 10-K of Winn-Dixie Stores, Inc.

Our report on the consolidated financial statements dated August 25, 2008 contains explanatory paragraphs that state: 1) The Company filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code on February 21, 2005. The Company's plan of reorganization became effective and the Company emerged from bankruptcy protection on November 21, 2006. In connection with its emergence from bankruptcy, the Successor Company Winn-Dixie Stores, Inc. adopted fresh-start reporting in conformity with AICPA Statement of Position 90-7, "*Financial Reporting by Entities in Reorganization Under the Bankruptcy Code*" effective as of November 15, 2006; 2) In connection with the adoption of fresh-start reporting, the Company early adopted the provisions of the Financial Accounting Standards Board Interpretation No. 48, "Accounting for Income Tax Uncertainties"; 3) In connection with the adoption of fresh-start reporting, the Company early adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*"; 4) The Company adopted the provisions of the Financial Accounting Standards Board Interpretation No. 47, "*Accounting for Conditional Asset Retirement Obligations*" as of June 28, 2006; and 5) the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123R, "*Share-Based Payment*," and changed its method for accounting for share-based payments as of June 30, 2005.

KPMG LLP
Jacksonville, Florida
Certified Public Accountants
August 25, 2008

Exhibit 31.1

CERTIFICATIONS

I, Peter L. Lynch, certify that:

1. I have reviewed this annual report on Form 10-K of Winn-Dixie Stores, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined by Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 25, 2008

By: /s/ Peter L. Lynch
Peter L. Lynch
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Bennett L. Nussbaum, certify that:

1. I have reviewed this annual report on Form 10-K of Winn-Dixie Stores, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined by Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 25, 2008

By: /s/ Bennett L. Nussbaum
Bennett L. Nussbaum
Senior Vice President and Chief Financial Officer

Exhibit 32.1

Certification of the Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350
As Adopted Under Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned President and Chief Executive Officer of Winn-Dixie Stores, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 10-K of the Company for the year ended June 25, 2008 (the "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Peter L. Lynch
Peter L. Lynch

August 25, 2008

Exhibit 32.2

Certification of the Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350
As Adopted Under Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned Senior Vice President and Chief Financial Officer of Winn-Dixie Stores, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 10-K of the Company for the year ended June 25, 2008 (the "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Bennett L. Nussbaum
Bennett L. Nussbaum

August 25, 2008

Investor Information

Sheila Reinken
Vice President of Finance & Treasurer
SheilaReinken@winn-dixie.com

Eric Harris
Director of Investor Relations
EricHarris@winn-dixie.com

Transfer agent

American Stock Transfer
& Trust Company
59 Maiden Lane, Plaza Level
New York, New York
10038
www.amstock.com
888-822-5593
Foreign: 718-921-8124

Copies of Annual Reports,
Forms 10-K, 10-Q and other
Winn-Dixie Stores, Inc.
publications are
available online at
www.winn-dixie.com
or contact:
Winn-Dixie Stores, Inc.
Post Office Box B
Jacksonville, Florida
32203-0297
904-783-5000

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